   As filed with the Securities and Exchange Commission on May 21, 1999
                                           Registration Statement No. 333-75397

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 3

                                      to

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------

                                  ESPS, INC.
            (Exact name of Registrant as specified in its charter)

                               ----------------

         Delaware                    7373                   24-2845135
     (State or other          (Primary Standard           (IRS Employee
     jurisdiction of      Industrial Classification   Identification Number)
     incorporation or             Code No.)
      organization)

                        1300 Virginia Drive, Suite 125
                           Fort Washington, PA 19034
                                 215/619-6000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                              TERRENCE P. BRENNAN
                     President and Chief Executive Officer
                                  ESPS, Inc.
                              1300 Virginia Drive
                                   Suite 125
                           Fort Washington, PA 19034
                                 215/619-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:
      Stephen M. Goodman, Esq.                  Alexander D. Lynch, Esq.
    James W. McKenzie, Jr., Esq.                Luci Staller Altman, Esq.
     Morgan, Lewis & Bockius LLP             Brobeck, Phleger & Harrison LLP
         1701 Market Street                     1633 Broadway, 47th Floor
       Philadelphia, PA 19103                      New York, NY 10019
            215/963-5000                              212/581-1600

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Underwriters may not confirm sales of these securities until the registration +
+statement filed with the Securities and Exchange Commission becomes           +
+effective. This prospectus is not an offer to sell these securities and it is + +not soliciting offers to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 21, 1999

PROSPECTUS

                                4,000,000 Shares


                                  Common Stock

   This is an initial public offering of common stock by ESPS, Inc. Of the 4,000,000 shares of common stock being sold in this offering, 3,500,000 shares are being sold by ESPS and 500,000 shares are being sold by the selling stockholders identified on page 53. ESPS will not receive any of the proceeds from the sale of shares by the selling stockholders. We estimate that the initial public offering price will be between $9.00 and $11.00 per share.

                                   ---------

   There is no public market for the common stock. We have applied for listing of the shares of common stock on the Nasdaq National Market under the symbol ESPS.

                                   ---------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................    $      $
Underwriting discounts and commissions..........................    $      $
Proceeds to ESPS, before expenses...............................    $      $
Proceeds to selling stockholders, before expenses...............    $      $

   ESPS has granted the underwriters an option for a period of 30 days to purchase up to 308,308 additional shares of common stock. Several selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 291,692 additional shares of common stock.

                                   ---------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 6.

                                   ---------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Hambrecht & Quist
           BancBoston Robertson Stephens
                      U.S. Bancorp Piper Jaffray
                                                      Charles Schwab & Co., Inc.

      , 1999

[Graphic: The ESPS logo appears on a background depicting a spiral in a rectangular box. Below the logo is the text "Software Solutions Enabling e-Compliance." Below that text appear three connected pillars. In the top border connecting the pillars appears the text "Electronic Compliance (e-Compliance) Management(TM)" and in the bottom border of the pillars appears the text "Corporate Intranet and Internet." Within each of the three pillars is the following text, from left to right: "Advanced Technology," "Domain Compliance Expertise," and "Comprehensive Services."]

[Graphic: A flow chart depicting the compliance process appears in the center of the Graphic. Six boxes appear in the center of the flow chart, containing the following text: "Regulatory Affairs," "Research and Development," "Sales and Marketing," "Human Resources," "Manufacturing," and "Finance." In the center of the six boxes appears the text "CoreDossier." Around the perimeter of the boxes appears a line with arrows leading clockwise and six numbered locations around the boxes. Beside each number appears the following text: "Authoring the Information," "Collecting and Compiling the information from multiple authors and in various formats," "Publishing a comprehensive document," "Circulating the document for review and revision," "Publication of the final compliance document and delivery" and "Information reuse." Below the flow chart is a box labeled "Regulatory Agency" with the following text beside it: "Submissions using paper, CD-Rom and Internet." Below that appears the text "Providing Software Solutions to Enable Electronic Compliance Management(TM)."

 On the left border of the Graphic appears the following text, below the ESPS logo: "What is e-Compliance? e-Compliance is the application of intranet and Internet technologies to reduce the compliance burden for companies in highly-regulated industries." In the right border appears the following text: "The ESPS Solution: .CoreDossier family of software products, .Domain compliance expertise, .Comprehensive Services." Below that text appears the following text: "Current Markets; Pharmaceutical, Biotechnology, Chemical, Utilities."]

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
      Prospectus Summary...................................................   3

      Risk Factors.........................................................   6

      Forward-Looking Statements...........................................  14

      Use of Proceeds......................................................  15

      Dividend Policy......................................................  15

      Capitalization.......................................................  16

      Dilution.............................................................  17

      Selected Financial Data..............................................  18

      Management's Discussion and Analysis of Financial Condition
        and Results of Operations..........................................  20

      Our Business.........................................................  31

      Management...........................................................  44

      Certain Transactions.................................................  51

      Principal and Selling Stockholders...................................  52

      Description of Capital Stock.........................................  54

      Shares Eligible for Future Sale......................................  56

      Underwriting.........................................................  57

      Legal Matters........................................................  59

      Experts..............................................................  59

      Additional ESPS Information..........................................  59

      Financial Statements................................................. F-1

                               PROSPECTUS SUMMARY

   This prospectus summary highlights selected information contained elsewhere in this prospectus.

                                      ESPS

   ESPS is a leading provider of electronic compliance management solutions to businesses in highly regulated industries. We refer to electronic compliance as e-compliance. Our electronic compliance management solution, which consists of the CoreDossier family of software products and related services, enables users across departments and throughout an enterprise to collaborate in the authoring, compilation, distribution, publishing and reuse of compliance information and regulatory submissions. We designed our CoreDossier software products to utilize advanced technologies, such as corporate intranets and the Internet, and to meet emerging e-compliance requirements and standards. We also provide our customers with in-depth industry-specific compliance expertise that allows us to better serve their compliance needs and requirements. We believe our solution enables our customers to realize a return on their investment by reducing the cost and burden of compliance while also reducing the time required to bring new products and services to market.

   Businesses throughout the world are subject to rules, regulations and standards imposed by federal, state and foreign regulatory agencies. As part of their oversight of these businesses, regulatory agencies typically require that businesses compile information to demonstrate their compliance with specific regulations, such as those governing product safety, environmental protection, fair business practices and manufacturing processes. This process often requires participation by numerous individuals throughout an organization and can be very time consuming and costly. For example, the U.S. Office of Management and Budget reported that in 1997, an estimated 115.6 million hours were required for mandated record keeping and compliance reporting to the U.S. Environmental Protection Agency.

   Traditionally, businesses have used a manual process to create paper-based compliance documentation and submissions. In an effort to address the growing complexity of regulatory compliance and to reduce the costs associated with the compliance process, businesses are increasingly adopting electronic compliance processes. We believe the initial systems and approaches used for electronic compliance have not adequately addressed the need for a flexible, enterprise-wide solution that can effectively manage the complex compliance process.

   The CoreDossier product family includes the CoreDossier platform, industry-specific modules and the CoreDossier application programming interfaces, or APIs. Our products comprise a modular system that may be configured in a variety of ways to meet customers' industry-specific compliance requirements. The modular design of the system allows for rapid deployment with minimal customization. The CoreDossier platform provides the foundation for managing compliance processes throughout an enterprise. For example, CoreDossier enables users to input information stored throughout the enterprise in different formats, including paper files, word processing files, spreadsheets, graphics programs and proprietary software. In addition, CoreDossier enables users to output information in numerous formats, including those electronic formats most commonly used in the compliance submission process. The industry-specific modules work with the CoreDossier platform to perform compliance functions designed to meet the regulatory requirements of particular industries. The CoreDossier APIs enable third parties to develop custom applications and extend access to additional external information sources.

   As of April 30, 1999 we have licensed versions of our CoreDossier products to 46 customers in the pharmaceutical and biotechnology industry, the chemical industry and the utilities industry. Our customers include Pfizer Inc., Glaxo-Wellcome Inc., Rhone-Poulenc Rorer Pharmaceuticals Inc., Bayer Corporation, and Baltimore Gas & Electric.

   Our headquarters are located at 1300 Virginia Drive, Suite 125, Fort Washington, PA 19034. Our telephone number is 215/619-6000. We were incorporated in Delaware in April 1994 under the name Electronic Submission Publishing Systems, Inc. We changed our name to ESPS, Inc. on March 30, 1999. We maintain a world wide web site at www.ESPS.com. Information contained on our web site does not constitute a part of this prospectus.

                                  The Offering

Common stock offered by ESPS........   3,500,000 shares

Common stock offered by selling
 stockholders.......................     500,000 shares

Common stock to be outstanding after
 this offering......................  15,362,182 shares

Use of proceeds.....................  For working capital and general corporate purposes, including increased domestic and
                                      international sales and marketing
                                      expenditures, product development
                                      expenditures, professional services
                                      organization expenditures and capital
                                      expenditures.

Proposed Nasdaq National Market
 symbol.............................  ESPS

                                  ------------

   Unless otherwise noted, the information in this prospectus takes into account the conversion of all outstanding shares of series A preferred stock into shares of common stock upon the consummation of this offering. The information in this prospectus also takes into account a 1.45 for 1 stock split which will be effective immediately before the effectiveness of this registration statement. In addition, unless otherwise indicated, the information included in this prospectus does not take into account the possible sale of additional shares of common stock to the underwriters under their over-allotment option. All references to fiscal years refer to the twelve-month period ended March 31 of that year.

   CoreDossier(R) is a registered U.S. trademark of ESPS. ESPS(TM), CADDY Compiler(TM), CDER Compiler(TM), DAMOS Compiler(TM), CoreDocket(TM), Electronic Compliance Management(TM) and the ESPS logo are also trademarks of ESPS. This prospectus also contains trademarks and tradenames of other companies.

                             Summary Financial Data
                     (in thousands, except per share data)

   This table summarizes our statement of operations data and our balance sheet data. The pro forma balance sheet data and pro forma as adjusted balance sheet data below reflect the conversion of all outstanding shares of preferred stock into common stock at the consummation of the offering. The pro forma as adjusted balance sheet data also reflect the sale of 3,500,000 shares of common stock in the offering by ESPS and the receipt and application of the net proceeds of the offering.

                               Period from
                             April 29, 1994    Fiscal Years Ended March 31,
                               (inception)    ---------------------------------
                            to March 31, 1995  1996    1997     1998     1999
                            ----------------- ------  -------  -------  -------
Statement of Operations
 Data:
  Total revenues...........      $   102      $  753  $ 1,068  $ 8,646  $17,949
  Income (loss) from
   operations..............         (440)       (772)  (2,774)   2,309    2,282
  Income tax provision
   (benefit)...............          --          --       --      (514)     936
  Net income (loss)........         (435)       (754)  (2,813)   2,875    1,476
  Earnings (loss) per
   share:
    Basic..................      $ (0.30)     $(0.76) $ (3.51) $  3.81  $  0.57
    Diluted................        (0.30)      (0.76)   (3.51)    0.25     0.10
  Shares used in
   computation of earnings
   (loss) per share:
    Basic..................        1,450         989      801      754    2,575
    Diluted................        1,450         989      801   11,326   14,641
  Pro forma earnings per
   share:
    Basic..................                                             $  0.13
    Diluted................                                                0.10
  Shares used in
   computation of pro forma
   earnings per share:
    Basic..................                                              11,275
    Diluted................                                              14,641

                                                          March 31, 1999
                                                   -----------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                   ------- --------- -----------
Balance Sheet Data:
  Cash and cash equivalents....................... $ 1,812  $ 1,812    $32,722
  Working capital.................................   4,366    4,366     35,193
  Total assets....................................  11,896   11,896     42,110
  Preferred stock.................................       6      --         --
  Stockholders' equity............................   6,724    6,724     37,634

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could adversely affect our business, financial condition and results of operations and could result in a complete loss of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business

Fluctuations in our operating results, particularly compared to the expectations of market analysts and investors, could cause volatility in our common stock price

   Our operating results have varied greatly in the past, and we expect that they will continue to vary in the future as a result of a number of factors, many of which are beyond our control. Therefore, we do not believe that period-to-period comparisons of our operating results are meaningful. However, securities analysts and investors may set expectations about our business based upon past operating results. Consequently, if our operating results do not follow past trends, our stock price is likely to decline.


   We base our decisions regarding operating expenses on anticipated revenue trends. Because many of our expenses are fixed, a delay in recognizing revenues from even a limited number of licensing transactions could cause our operating results to vary significantly from quarter to quarter and could result in reduced income from operations or operating losses. We anticipate that our fixed expenses will progressively increase as we expand our operations. Because we do not know when, or if, our potential customers will place orders and finalize contracts, we cannot accurately predict our revenue for future quarters. To the extent these expenses are not followed by increased revenues, our operating results will suffer. For example, our net income for the quarter ended December 31, 1998 decreased as a result of increased operating expenses.

   Seasonal trends may harm our quarterly operating results. We experience significant seasonality in software license revenues and expect seasonal trends to continue in the future. In recent years, our revenues in the fourth quarter of our fiscal year have generally been higher than our revenues in each of the prior three quarters of such fiscal year and higher than our revenues in the first quarter of the following fiscal year. We believe that the efforts of our direct sales force to meet or exceed fiscal year-end sales quotas as well as customer buying patterns and budgeting cycles are the primary causes of these fluctuations.

   As a result of these factors, our annual or quarterly results of operations may not meet the expectations of securities analysts and investors, which would likely cause the price of our common stock to decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have a limited operating history and face significant risks often faced by early stage companies, which could limit our ability to generate revenues

   We commenced operations in April 1994 and commercially released the initial version of CoreDossier in November 1995. As a result of our limited operating history, we face significant risks and uncertainties related to the early stage of our company. To address these risks and uncertainties, we must:

  .Successfully implement our sales and marketing strategy;

  .Respond to competitive developments in the marketplace;

  .Expand into targeted industries;

  .Attract, retain and motivate qualified personnel; and

  .Develop and upgrade our products and technologies more rapidly than our competitors.

   If we are unsuccessful in our efforts in any or all of these areas we may be unable to obtain sufficient revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A small number of our license agreements account for a large portion of our total revenues

   We derive a significant portion of our software license revenues from a small number of license agreements. For example, four customers accounted for 100% of total revenues for the fiscal year ended March 31, 1997, three customers accounted for 46% of total revenues for the fiscal year ended March 31, 1998 and one customer accounted for 11% of total revenues for the year ended March 31, 1999. We expect that a significant portion of our revenues will continue to be derived from a limited number of customers which may vary from year to year. Our operating results could be harmed if we are unable to complete one or more substantial license sales in any future period.

Because we rely and will continue to rely on our CoreDossier product family for substantially all of our revenues, difficulties relating to CoreDossier will harm our results of operations

   Factors that adversely affect the pricing of, or demand for, the CoreDossier product family will result in a decrease in our revenues. As of March 31, 1999, substantially all of our revenues were generated from the sale of CoreDossier products and related maintenance, training and implementation services. We expect revenues from the sale of CoreDossier products and services to continue to account for substantially all of our revenues in the future. Our future growth will depend upon broader market acceptance of the CoreDossier family of products.

   If we are unable, for technological or other reasons, to develop and introduce new and improved CoreDossier products in a timely manner, our business, financial condition and results of operations would be harmed. Our future financial performance will substantially depend on our ability to successfully deploy current versions of our CoreDossier products and to develop, introduce and gain market acceptance of new and enhanced versions of our CoreDossier products. Competition or technological change could decrease demand for, or market acceptance of, CoreDossier. Any decrease in demand or market acceptance or increase in competition will result in a decrease in revenues.

We may not be able to successfully market and sell our products and services in our targeted industries

   We have historically sold most of our products and services to businesses in the pharmaceutical and biotechnology industry. We have recently begun selling our products and services to businesses in the chemical industry and the utilities industry. Our business strategy includes targeting industries in which we do not currently sell products and services, such as the financial services, insurance, and discrete manufacturing industries. We may not experience the same level of sales in these industries as in the pharmaceutical and biotechnology industry.

   Our success in these industries will depend upon many factors, including:

  .Our ability to obtain expertise in these industries;

  .Our ability to develop industry-specific modules for these industries; and

  .Market acceptance of our products and services in these industries.

   If we are unable to adequately address these factors we may not successfully market and sell our products and services in these targeted industries. Consequently, we may not generate revenues. In addition, as we develop new industry-specific products, we may begin competing with companies we have not competed against in the past. These companies may have greater experience and expertise in these industries. If we are unable to compete successfully against these new competitors our business and results of operations would be harmed. See "Our Business--Strategy."

The success of our products depends upon the continued adoption of the Windows
 NT platform

   We designed our products to operate exclusively on the Windows NT platform. Acceptance of the Windows NT platform may not continue to increase in the future. If the market for Windows NT fails to grow or grows more slowly than we currently expect, or if this market is affected by delays in the release of new or enhanced products, we may not sell as many of our products as we anticipate, which would harm our business. In addition, we must adapt our product to work with new or enhanced Windows NT products.

   In addition, the performance of our products partly depends on the technical capabilities of the Windows NT platform. If the Windows NT platform does not meet the technical demands of our products, the performance of our products may be limited and, as a result, our business may be harmed.

We may be unable to expand our sales and professional services organizations, which may hinder our ability to grow and meet customer demands

   If we fail to expand our direct sales force or establish other distribution channels, or if we fail to expand our professional services organization, our business could be harmed. We sell our products primarily through our direct sales force and support our customers with our professional services organization. Our future revenue growth will depend, in large part, on recruiting and training additional personnel for our sales and professional services organizations. We have experienced, and may continue to experience, difficulty in recruiting qualified sales and professional services personnel. We may be unable to successfully expand our direct sales force or other distribution channels. Even if we do expand, any such expansion may not result in increased revenues. The complexity of our products and the large-scale deployments anticipated by our customers will require us to hire a number of highly trained professional services personnel, and, if we are unable to do so, we may be unable to meet customer demands for services. This may harm our business and limit our ability to sell our products.

We are growing rapidly and effectively managing our growth may be difficult

   We have significantly increased our employee base to meet increasing demand for our products and services. Our revenues have increased from $753,000 for the fiscal year ended March 31, 1996 to $17.9 million for the fiscal year ended March 31, 1999. As we expand into targeted new industries, we expect to continue increasing our employee base. Our management and operations have been strained by this growth and will continue to be strained should rapid growth continue. To compete effectively and to manage future growth, we must continue to improve our financial and management controls, reporting systems and procedures on a timely basis. We must also expand, train and manage our employee base. If we are not successful managing our growth, our business may be harmed.

Several key executive officers have recently joined our management team and they may not successfully work together to meet our business objectives

   Our current management team has been in place for only a relatively short period of time. Our Chief Financial Officer joined us in October 1998, our Vice President of Marketing joined us in June 1998 and our Vice President of Professional Services joined us in October 1998. Accordingly, each of these individuals has limited experience with our operating activities. Our success will depend to a significant extent on the ability of our new executive officers to integrate themselves into our daily operations, to gain the trust and confidence of other employees and to work effectively as a team. See "Our Business--Management."

We may be unable to attract and retain the personnel we need to market and sell our products and service our customers' needs

   Our future performance will depend largely on the efforts and abilities of our senior executives, key technical, professional services, sales and marketing and managerial personnel. Our success will depend on our ability to attract and retain these key employees in the future. We do not have employment agreements with any of our key employees, including our senior executives. The market for such persons is extremely competitive. We may not find qualified replacements for personnel who leave us. In the past, we have experienced difficulty in hiring qualified technical, professional services, sales, marketing and managerial personnel. In addition, we do not maintain key person life insurance on any of our key personnel, and have no plans to do so. The loss of any of our key personnel may harm our business.

We rely on our relationships with service vendors, the loss or failure of which may harm our ability to market and sell our products

   We have established relationships with a number of service vendors that are important to the worldwide implementation, integration, development and promotion of our products. Our business may be harmed if:

  . We are unable to develop and retain effective, long-term relationships with these service vendors;

  .  We are unable to adequately train a sufficient number of service vendors;

  . Our service vendors do not have or do not devote the resources necessary to facilitate implementation of our products; or

  .  Our service vendors endorse a product or technology other than ours.

   We expect our relationships with these service vendors to provide marketing and sales opportunities for our direct sales force and expand the distribution of our products. If we are unable to successfully maintain our existing relationships, or develop new relationships, our business may be harmed.

We rely on technology licensed from a third party, the loss of which may harm our ability to sell our products

   We incorporate software licensed from Versant Object Technology Corporation into our products. The license agreement expires in December 1999, subject to automatic yearly renewal, unless otherwise terminated by either party. Our inability to maintain this license on commercially favorable terms could impair our ability to sell our products. We will need to replace the technology if we lose this license, which may take time and may be costly. In addition, we depend on Versant's ability to deliver and support reliable products. Versant must enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. We may need to replace this software if Versant fails to update its product, or its product becomes obsolete or incompatible with future versions of our products. Our sales may be reduced if we are unable to replace the functionality provided by Versant's software.

We may be unable to adequately protect our proprietary rights, which could result in their unauthorized use

   Our ability to market and sell our products could be harmed if we do not protect our proprietary rights. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts. We may not become aware of these breaches or have adequate remedies available. We may need to litigate claims against third parties who infringe our intellectual property rights, which could be costly.

   We have not secured registration of all our marks in the United States and have not pursued registration in any foreign country. The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Effective copyright, trademark and trade secret protection may not be available in other jurisdictions. If we cannot adequately protect our proprietary rights, our business may be harmed.

Our products may infringe proprietary rights of others, which may subject us to costly claims and impair our ability to market and sell our products

   In the computer software market, there is frequent and substantial intellectual property litigation. In addition, many parties are actively developing collection, publication and distribution technologies, and are seeking protection for these technologies, including seeking patent protection. As a result, we believe that disputes over the ownership of these technologies are likely to arise in the future. Furthermore, former employers of our present and future employees may assert claims that these employees improperly disclosed confidential or proprietary information to us. We cannot assure you that our products do not infringe valid patents, copyrights or other proprietary rights of third parties. Therefore, we may be subject to legal proceedings and claims, including claims of alleged infringement of the proprietary rights of others.

   Any claims relating to our infringement of proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, product redevelopment, or delays in product shipments. If these claims are successful, we may be unable to market and sell our products. In addition, we could be required to pay damages or enter into license agreements. We may be unable to obtain any required licenses on commercially favorable terms, if at all, or unable to avoid litigation or settle without substantial expense and damage awards.

Our upgraded products may contain defects or errors which would interfere with our ability to sell our products and result in considerable expenses

   We periodically upgrade our products to respond to customer needs and to incorporate enhanced technology. We anticipate that in May 1999, we will release version 4.0 of CoreDossier. This new version, as well as any future versions or enhancements of our products, may contain defects or errors. Discovery of errors could result in a loss of revenues or delay in or prevention of market acceptance of our products or damage to our reputation. We may need to divert development resources to correct any errors.

Potential year 2000 problems could harm our business

   Many computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the century change. Based on our assessment to date, we believe the current versions of our software products are year 2000 compliant, that is, they are capable of adequately distinguishing 21st century dates from 20th century dates. However, our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products that may not be year 2000 compliant.

   We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system. We also need to ensure year 2000 compliance of our own internal computer systems. We do not expect the total cost of year 2000 compliance to be material to our business. However, we and our customers and suppliers may not identify and remediate all significant year 2000 problems on a timely basis. Remediation efforts may involve significant time and expense and unremediated problems could harm our business.

   In addition, we may experience reduced sales of our products as potential customers reduce their budgets for software due to increased expenditures on their own year 2000 compliance efforts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

Risks Related to the Electronic Compliance Management Market

We may be unable to compete successfully in the rapidly evolving electronic compliance management market

   The market for electronic compliance management solutions is rapidly changing. As the market changes, new businesses and solutions will enter the market, creating new competition. We may be unable to compete successfully in this newly emerging market and, as a result, our business may be harmed. We expect that competition will increase as emerging companies enter the e-compliance management market and as new products and technologies are introduced. Increased competition may result in price reductions, lower gross margins and loss of our market share, any of which could harm our business. See "Our Business--Competition."

If the relatively new electronic compliance management market does not develop and grow as we anticipate, we will be unable to generate expected revenues

   The market for electronic compliance management solutions is still emerging, and continued growth in demand for and acceptance of compliance management products in general and our products and services in particular remains uncertain. Sales of our products and services depend upon the growth of the electronic compliance management market. If the electronic compliance management market does not grow or grows more slowly than we currently anticipate, sales of our products and services may suffer. Even if this market grows, businesses may purchase our competitors' products or develop their own compliance management solutions. We believe that many of our potential customers are not fully aware of the availability or benefits of our electronic compliance management solution. We have spent, and will continue to spend, considerable resources to educate potential customers about our products and our software solutions in general. However, even with these educational efforts, our products and services may not achieve market acceptance.

   In addition, the anticipated growth of the electronic compliance management market may depend on the growth of the Internet. Increased use of the Internet largely depends upon available Internet security, bandwidth and reliability. If use of the Internet by businesses does not increase, the market for our products and services may not grow as we expect and our business may be harmed.

If we are unable to respond to changes in the electronic compliance management market, we may be unable to successfully market and sell our products

   Our market is characterized by rapid technological change, frequent new product introductions, changes in compliance regulation, changes in customer demands and evolving industry standards. Existing products can become obsolete and unmarketable as new technologies are introduced, compliance regulations change and new industry standards emerge. As a result, we cannot estimate the life cycles of our products. We may need to modify our products when third parties modify the software that we integrate into our products. To be successful, we must continue to enhance our current product line and develop new products that successfully respond to these developments. Our business may be harmed if we delay release of our products and product enhancements or if these products and product enhancements fail to achieve market acceptance when released. In addition, customers may defer or forego purchases of products if we, our competitors or major hardware, systems or software vendors introduce or announce new products or product enhancements. These events may interfere with our ability to market and sell our products, which would harm our results of operations.

Risks Related to this Offering

Our stock price may be volatile and you may be unable to resell your shares at or above the initial public offering price

   Before this offering, no public market existed for our common stock. The initial public offering price of our common stock will be determined through negotiations among us, the selling stockholders and the representatives of the underwriters. The market price for our shares of common stock is likely to be volatile and, if you decide to purchase our shares, you may be unable to resell your shares at or above the initial public offering price due to a number of factors, including:

   .Actual or anticipated variations in quarterly operating results;

   .The loss of significant orders;

   .Changes in earnings estimates by analysts;

   .Announcements of technological innovations or new products by our competitors;

   .Changes in the software and computer industries.

   In addition, the stock market has experienced extreme price and volume fluctuations that affected the market price of many companies in the software industry and that have been unrelated to these companies' operating performances. These broad market fluctuations could reduce the market price of our common stock.

Our officers, directors and affiliates will be able to control matters requiring stockholder approval and may have interests that differ from yours

   Following the closing of this offering, our officers, directors and affiliated entities together will beneficially own approximately 66% of the outstanding shares of our common stock, 62% if the underwriters' over-allotment option is exercised in full. As a result, these stockholders will be able to control all matters requiring stockholder approval and, thereby, our management and affairs. These stockholders may have interests that differ from yours. Matters that typically require stockholder approval include:

   .Election of directors;

   .Approval of a merger or consolidation; and

   .Approval of a sale of all or substantially all of our assets.

   In addition, this concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

We will have broad discretion as to use of proceeds from this offering

   Our primary purpose for this offering is to create a public market for our common stock. We plan to use the proceeds from this offering for working capital and general corporate purposes. We may use the proceeds for purposes with which you do not agree or which are disadvantageous to our stockholders. See "Use of Proceeds."

Future sales of our common stock may depress our stock price

   Sales of a substantial number of shares of common stock in the public market following this offering could reduce the market price of our common stock. All the shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of Shares                            Date of Availability for Sale
----------------                            -----------------------------
0 shares............................. Date of this prospectus
132,708 shares....................... 90 days after the date of this prospectus
11,229,475 shares.................... 180 days after the date of this prospectus

   We have granted options to purchase shares of our common stock under our 1995 stock incentive plan, and intend to register the shares of common stock issuable or reserved for issuance under the plan upon the completion of this offering.

New investors in our common stock will experience immediate and substantial dilution

   The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing our common stock in this offering will, therefore, incur immediate dilution of $7.55 in net tangible book value per share of our common stock. This dilution figure deducts the estimated underwriting discounts and commissions and estimated offering expenses payable by ESPS from the initial public offering price. Investors will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

Our charter documents and Delaware law may deter potential acquisition bids for our business, including bids which may be beneficial to our stockholders

   Provisions in our charter documents specify procedures for nominating directors and submitting proposals for consideration at stockholder meetings. Delaware law regulates take-over bids and prevents transactions between ESPS and stockholders who own 15% or more of our voting stock. Our charter documents authorize our board of directors to issue preferred stock. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also discourage others from making tender offers for our shares. As a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent changes in our management. See "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that address market acceptance of our products and services, expansion into new targeted industries, product development, sales and marketing strategies, development and maintenance of strategic alliances, technological advancement, global expansion, use of proceeds, the costs and timing of our year 2000 compliance program, projected capital expenditures, liquidity, and availability of additional funding sources. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the factors discussed in "Risk Factors" and elsewhere in this prospectus. We are not obligated to publicly update any forward-looking statements for any reason, even if new information becomes available or events occur in the future.

                                USE OF PROCEEDS

   We expect to receive approximately $30.9 million in net proceeds from the sale of the 3,500,000 shares of common stock in this offering, assuming that the initial public offering price is $10.00 per share, the underwriters' discount is $2.5 million and our offering expenses are $1.6 million. We expect to receive a total of approximately $33.8 million if the underwriters' over-allotment option is exercised in full. We will not receive any proceeds from the sale of common stock by the selling stockholders.

   We intend to use the net proceeds of this offering for working capital and general corporate purposes, including increased domestic and international sales and marketing expenditures, product development expenditures, expenditures related to the expansion of our professional services organization and capital expenditures made in the ordinary course of business. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our business. However, we have no specific plans, agreements or commitments, oral or written, to do so. We are not engaged in any negotiations for any acquisition or joint venture. The amounts that we actually expend for working capital purposes will vary depending on a number of factors, including future revenue growth, if any, the amount of cash we generate from operations and the progress of our product development efforts. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

   We have never paid cash dividends on our common stock. We intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the future.

                                 CAPITALIZATION

   The following table describes our capitalization as of March 31, 1999. We present capitalization:

   . On an actual basis;

   . On a pro forma basis to give effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the consummation of the offering; and

   . On a pro forma as adjusted basis to give effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the consummation of the offering and to reflect the sale of the shares in the offering and our receipt of the estimated net proceeds from the sale of 3,500,000 shares of common stock offered in the offering at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                        March 31, 1999
                                               --------------------------------
                                                                     Pro Forma
                                                Actual   Pro Forma  As Adjusted
                                               -------- ----------- -----------
                                                        (in thousands)
Stockholders' equity:
  Preferred stock, 6,000,000 shares
   authorized; 6,000,000 shares issued and
   outstanding actual; no shares issued and
   outstanding pro forma and pro forma as
   adjusted...................................  $    6    $  --       $   --
  Common stock, 50,000,000 shares authorized,
   3,154,221 shares issued and outstanding
   actual; 11,854,221 shares issued and
   outstanding pro forma; and 15,354,221
   issued and outstanding pro forma as
   adjusted...................................       3        12           15
  Additional paid-in capital..................   6,570     6,567       37,474
  Retained earnings...........................     349       349          349
  Deferred stock compensation.................    (204)     (204)        (204)
                                                ------    ------      -------
    Total stockholders' equity................   6,724     6,724       37,634
                                                ------    ------      -------
    Total capitalization......................  $6,724    $6,724      $37,634
                                                ======    ======      =======

   This table is based on the number of outstanding shares as of March 31, 1999 and does not include the following:

  . 221,464 shares available for issuance under our 1995 stock incentive plan;

  . 3,874,317 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $1.77 per share, of which options to purchase 767,572 shares of common stock were exercisable at a weighted average exercise price of $0.07 per share; and

   Please read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this prospectus.

                                    DILUTION

   As of March 31, 1999, our net tangible book value on a pro forma basis giving effect to the conversion of our preferred stock into common stock upon consummation of this offering was approximately $6.7 million or $0.57 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of March 31, 1999, our net tangible book value, on a pro forma basis as adjusted for the sale of 3,500,000 shares of common stock by ESPS, based on an assumed initial public offering price of $10.00 per share and after deducting the underwriting discounts and commissions and other estimated offering expenses, would have been approximately $2.45 per share. This represents an immediate increase of $1.88 per share to existing stockholders and an immediate dilution of $7.55 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share................       $10.00
     Pro forma net tangible book value per share at March 31,
      1999........................................................ $0.57
     Pro forma increase per share attributable to new investors...  1.88
     Pro forma net tangible book value per share after the
      offering....................................................         2.45
                                                                         ------
   Dilution per share to new investors............................        $7.55
                                                                         ======

   The following summarizes on a pro forma basis as of March 31, 1999, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed initial public offering price of $10.00 per share.

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 11,854,221    77%  $ 6,189,000    15%   $ 0.52
New investors..................  3,500,000    23    35,000,000    85     10.00
                                ----------   ---   -----------   ---
  Total........................ 15,354,221   100%  $41,189,000   100%
                                ==========   ===   ===========   ===

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

   The tables that follow present portions of our financial statements and are not complete. You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We derived the statement of operations data for the fiscal years ended March 31, 1997, 1998 and 1999, and the balance sheet data as of March 31, 1998 and 1999 from our financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this prospectus. We derived the statement of operations data for the period from inception, April 24, 1994, to March 31, 1995 and the fiscal year ended March 31, 1996 and the balance sheet data as of March 31, 1995, 1996 and 1997 from audited financial statements, that are not included in this prospectus. Pro forma balance sheet data reflects the automatic conversion of all outstanding shares of preferred stock into common stock upon consummation of this offering. You should not rely on our historical results as an indicator of our future results. See note 11 of the notes to financial statements for an explanation of the method used to calculate pro forma basic and diluted earnings per share.

                                Period from
                              April 24, 1994   Fiscal Years Ended March 31,
                                (inception)    --------------------------------
                             to March 31, 1995  1996    1997     1998    1999
                             ----------------- ------  -------  ------  -------
Statement of Operations
 Data:
  Revenues:
    Software licenses.......       $ 100       $  721  $   648  $6,814  $13,454
    Services and
     maintenance............           2           32      420   1,832    4,495
                                   -----       ------  -------  ------  -------
      Total revenues........         102          753    1,068   8,646   17,949
  Cost of revenues:
    Software licenses.......         --           --        68     258      298
    Services and
     maintenance............         --            72      506   1,589    3,193
                                   -----       ------  -------  ------  -------
      Total cost of
       revenues.............         --            72      574   1,847    3,491
                                   -----       ------  -------  ------  -------
  Gross profit..............         102          681      494   6,799   14,458
  Operating expenses:
    Research and
     development............         208          725    1,407   1,978    3,829
    Sales and marketing.....          32           95      714   1,283    5,185
    General and
     administrative.........         302          633    1,147   1,229    3,162
                                   -----       ------  -------  ------  -------
      Total operating
       expenses.............         542        1,453    3,268   4,490   12,176
                                   -----       ------  -------  ------  -------
  Income (loss) from
   operations...............        (440)        (772)  (2,774)  2,309    2,282
  Interest, net.............           5           18      (39)     52      130
                                   -----       ------  -------  ------  -------
  Income (loss) before
   income taxes.............        (435)        (754)  (2,813)  2,361    2,412
  Income tax provision
   (benefit)................         --           --       --     (514)     936
                                   -----       ------  -------  ------  -------
  Net income (loss).........       $(435)      $ (754) $(2,813) $2,875  $ 1,476
                                   =====       ======  =======  ======  =======

                               Period from
                             April 24, 1994    Fiscal Years Ended March 31,
                               (inception)    ---------------------------------
                            to March 31, 1995  1996     1997     1998    1999
                            ----------------- -------  -------  ------- -------
Earnings (loss) per share:
  Basic...................       $ (0.30)      $(0.76)  $(3.51)  $ 3.81 $  0.57
  Diluted.................         (0.30)       (0.76)   (3.51)    0.25    0.10
Shares used in computation
 of earnings (loss) per
 share:
  Basic...................         1,450          989      801      754   2,575
  Diluted.................         1,450          989      801   11,326  14,641
Pro forma earnings per
 share:
  Basic...................                                              $  0.13
  Diluted.................                                                 0.10
Shares used in computation
 of pro forma earnings per
 share:
  Basic...................                                               11,275
  Diluted.................                                               14,641

                                            March 31,           March 31, 1999
                                    -------------------------- -----------------
                                    1995  1996   1997   1998   Actual  Pro Forma
                                    ---- ------ ------ ------- ------- ---------
Balance Sheet Data:
  Cash and cash equivalents........ $435 $  871 $2,311 $ 4,558 $ 1,812  $ 1,812
  Working capital..................  409    429  1,608   4,119   4,366    4,366
  Total assets.....................  602  1,262  3,211  10,017  11,896   11,896
  Preferred stock..................    1      2      6       6       6      --
  Stockholders' equity.............  547    786  1,962   4,896   6,724    6,724

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our History of Operations

   ESPS provides software solutions that enable businesses in highly regulated industries to reduce the costs and overall burden associated with traditional compliance processes. Our electronic compliance management solution utilizes advanced technologies, such as corporate intranets and the Internet, and has the ability to scale throughout an enterprise. The CoreDossier family of software products and related services enables users to collaborate in the authoring, compilation, distribution, publishing and reuse of compliance information and regulatory submissions. In addition to advanced technology, we provide our customers with in-depth industry-specific compliance expertise that allows us to better understand their compliance needs and requirements.

   ESPS was founded in April 1994. In our first fiscal year of operation, ended March 31, 1995, we focused primarily on research and development activities. From early in the fiscal year ended March 31, 1996 through the fiscal year ended March 31, 1997, we began to recruit personnel, purchase operating assets, market our products, build a direct sales force and expand our services business. We commercially released CoreDossier in November 1995. Our revenues totaled $753,000 in the fiscal year ended March 31, 1996 and $1.1 million in the fiscal year ended March 31, 1997. We generated net losses of $754,000 in the fiscal year ended March 31, 1996 and $2.8 million in the fiscal year ended March 31, 1997.

   In the fiscal year ended March 31, 1997, we substantially expanded our operations to capitalize on our opportunity within the rapidly emerging compliance management market. We decided to accelerate our investments in marketing, sales, professional services, product development and our general and administrative infrastructure. As a result, from March 31, 1996 to March 31, 1999, we have:

   .Opened two domestic field sales offices;

   .Entered the European market by opening a direct sales office in the United Kingdom; and

   .Released three major upgrades to CoreDossier and two industry-specific modules.

   We believe these investments have been critical to our growth to date. Our revenues were $8.6 million for the fiscal year ended March 31, 1998, representing an increase of 710% from the fiscal year ended March 31, 1997. These revenues grew to $17.9 million for the fiscal year ended March 31, 1999 representing an increase of 108% over the prior fiscal year. These investments increased our operating expenses by $1.2 million, or 37%, for the fiscal year ended March 31, 1998 over fiscal year 1997 and $7.7 million, or 171% for the fiscal year ended March 31, 1999 over fiscal year 1998. However, we remained profitable with income from operations of $2.3 million for the fiscal year ended March 31, 1999, which is the same amount that was reported for the prior fiscal year ended March 31, 1998. We have been profitable for the last six consecutive quarters and, as of March 31, 1999, had retained earnings of $349,000. We anticipate that our operating expenses will increase substantially for the foreseeable future as we continue to expand our product development, sales and marketing, professional services and administrative staffs.

Source of Revenues and Revenue Recognition Policy

   We generate revenues through software licenses and services and maintenance. Software licenses revenues are generated from licensing the rights to use our products. Services and maintenance revenues are generated from sales of customer support services contracts and consulting and training services performed for customers that license our products.

   Revenues from the sale of software licenses are recognized upon shipment of software when persuasive evidence of an agreement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established by authorized management, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, customer support services, or consulting services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

   Revenues from maintenance are recognized ratably over the term of the customer support contract, typically one year. Consulting revenues are primarily related to implementation services performed on a time-and-materials basis under separate service arrangements related to the installation of our software products. Revenues from consulting and training services are recognized as services are performed. If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the software is not subject to acceptance criteria.

   Our revenue recognition policy is in accordance with American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition."

Our Results of Operations

   We believe that period-to-period comparisons of our operating results are not meaningful. You should not rely on them to predict our future performance. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets. However, we may not be able to successfully address such risks and difficulties. In addition, although we have experienced significant revenue growth recently, this revenue growth may not continue, and we may not maintain profitability in the future. Our future operating results will depend on many factors, including:

  . Demand for our products and services;

  . Product and price competition;

  . Variability in the mix of our software licenses revenues and services and maintenance revenues;

  . Variability in the mix of services that we perform and those performed by third-party service providers;

  . Success in expanding our direct sales force and professional services organization and implementing indirect distribution channels;

  . Our ability to develop and market new and enhanced products on a timely basis;

  . Timing of our new product introductions and product enhancements or those of our competitors;

  . Continued purchases by our existing customers, including additional software licenses and services and maintenance contracts;

  . International sales;

  . The loss of any key employees and timing of our new hires;

  . Significant downturns in the software industry, particularly when general economic conditions decline and spending on management information systems decreases;

  . The fiscal or quarterly budget cycles of our customers;

  . The efforts of our direct sales force to meet or exceed quarterly or fiscal year-end sales quotas; and

  . The effects of year 2000 issues on customers' purchasing decisions.

   The following table presents statement of operations data as a percentage of total revenues:

                                                     Percentage of Revenues
                                                    ---------------------------
                                                          Fiscal Years
                                                        Ended March 31,
                                                    ---------------------------
                                                      1997      1998     1999
                                                    --------   -------  -------
Statement of Operations Data:
  Revenues:
    Software licenses..............................     60.7%     78.8%    75.0%
    Services and maintenance.......................     39.3      21.2     25.0
                                                    --------   -------  -------
      Total revenues...............................    100.0     100.0    100.0
  Cost of revenues:
    Software licenses..............................      6.4       3.0      1.7
    Services and maintenance.......................     47.4      18.4     17.8
                                                    --------   -------  -------
      Total cost of revenues.......................     53.8      21.4     19.5
                                                    --------   -------  -------
  Gross profit.....................................     46.2      78.6     80.5
  Operating expenses:
    Research and development.......................    131.7      22.9     21.3
    Sales and marketing............................     66.9      14.8     28.9
    General and administrative.....................    107.4      14.2     17.6
                                                    --------   -------  -------
      Total operating expenses.....................    306.0      51.9     67.8
                                                    --------   -------  -------
  Income (loss) from operations....................   (259.8)     26.7     12.7
  Interest, net....................................     (3.7)      0.6      0.7
                                                    --------   -------  -------
  Income (loss) before income taxes................   (263.5)     27.3     13.4
  Income tax provision (benefit)...................      --       (6.0)     5.2
                                                    --------   -------  -------
  Net income (loss)................................   (263.5)%    33.3%     8.2%
                                                    ========   =======  =======

Comparison of Fiscal Year Ended March 31, 1999 and Fiscal Year Ended March 31, 1998

Revenues

   Total revenues consist of software licenses revenues and services and maintenance revenues. Services and maintenance revenues include professional consulting, training and customer support services. Total revenues increased 108% from $8.6 million for the fiscal year ended March 31, 1998 to $17.9 million for the fiscal year ended March 31, 1999. For fiscal 1999, one customer accounted for 11% of revenues and for fiscal 1998, three customers accounted for 46% of revenues.

   Software licenses revenues increased 97% from $6.8 million for the fiscal year ended March 31, 1998 to $13.5 million for the fiscal year ended March 31, 1999. We attribute this increase to both increased market acceptance of CoreDossier and $1.8 million of license fees from Adobe Systems, Incorporated. In November 1997, we first delivered release 3.0 of CoreDossier. In June 1998, we first delivered release 3.1 of CoreDossier and the CDER Compiler module specific to the pharmaceutical industry. In October 1998, we first delivered the CADDY Compiler module specific to the chemical industry.

   Services and maintenance revenues increased 145% from $1.8 million for the fiscal year ended March 31, 1998 to $4.5 million for the fiscal year ended March 31, 1999. This increase resulted primarily from an increase in customer support revenues as our customer base continued to grow and, to a lesser extent, increases in consulting and training services. We expect the proportion of services and maintenance revenues to total revenues to fluctuate in the future, depending in part on our customers' direct use of third-party consulting and implementation service providers and the ongoing renewals of customer support contracts.

   Revenues outside of the United States were $1.2 million for the fiscal year ended March 31, 1998, and increased to $3.3 million for the fiscal year ended March 31, 1999. This increase resulted primarily from the sale of our products and services to existing customers with operations outside the United States.

   We do not believe that we can sustain the historical percentage growth rates of software licenses and services and maintenance revenues.

Cost of Revenues

   Cost of software licenses revenues. Cost of software licenses revenues consists primarily of royalties we pay to third parties for the use of their technology incorporated into our CoreDossier products. Cost of software licenses revenues increased from $258,000 for the fiscal year ended March 31, 1998 to $298,000 for the fiscal year ended March 31, 1999. This increase resulted primarily from an increase in the sale of our CoreDossier products. Cost of software licenses revenues as a percentage of software licenses revenues was 4% for fiscal 1998 and 2% for fiscal 1999. This decrease was caused primarily by the license fees from Adobe Systems, Incorporated, which did not require the third-party technology.

   Cost of services and maintenance revenues. Cost of services and maintenance revenues consists primarily of personnel costs related to professional services and customer support.

   Cost of services and maintenance revenues increased 101% from $1.6 million for the fiscal year ended March 31, 1998 to $3.2 million for the fiscal year ended March 31, 1999. This increase resulted primarily from the hiring and training of professional services and customer support personnel to support our increased customer base. Cost of services and maintenance revenues as a percentage of services and maintenance revenues was 87% for fiscal 1998 and 71% for fiscal 1999. The cost of services and maintenance revenues as a percentage of services and maintenance revenues may vary among periods because of the mix of services we provide which have different cost structures. The decrease in cost of services and maintenance revenues as a percentage of services and maintenance revenues resulted primarily from increased customer support revenues, which have higher margins than the other services.

Operating Expenses

   Research and development. Research and development expenses consist primarily of salaries, benefits and depreciation for equipment for:

   .Software developers;

   .Quality assurance personnel; and

   .Program managers and technical writers.

   Research and development expenses increased 94% from $2.0 million for the fiscal year ended March 31, 1998 to $3.8 million for the fiscal year ended March 31, 1999. This increase resulted from an increase in the number of software developers and quality assurance personnel, from 26 to 49 employees, to support our product development and testing activities. Research and development expenses represented 23% of our total revenues for fiscal 1998 and 21% for the fiscal year ended March 31, 1999. The decrease in research and development expenses as a percentage of total revenues primarily reflects the more rapid growth of our revenues compared to the investment in our research and development activities during this period. We believe that we need to significantly increase our research and development investment to expand our market position and continue to expand our product line and penetrate other targeted industries. Accordingly, we anticipate that research and development expenses will increase in future periods.

   Sales and marketing. Sales and marketing expenses consist primarily of:

   .Salaries, commissions and bonuses earned by sales and marketing personnel;

   .Travel and promotional expenses; and

   .Communication costs related to direct sales efforts.

   Sales and marketing expenses increased 304% from $1.3 million for the fiscal year ended March 31, 1998 to $5.2 million for the fiscal year ended March 31, 1999. This increase resulted primarily from our increased investment in sales and marketing infrastructure, both domestically and internationally. The investments included increases in personnel-related expenses of $2.2 million, recruiting fees of

$219,000, travel and entertainment expenses of $516,000, and related facility and equipment costs of $391,000. In addition, we increased marketing activities, including trade shows, public relations, direct mail campaigns and other promotional activities by $591,000. Sales and marketing expenses represented 15% of our total revenues for fiscal 1998 and 29% for fiscal 1999. We believe that we will need to significantly increase our sales and marketing expenses to expand our market position, and further increase our penetration and acceptance of our products in other targeted industries. Accordingly, we anticipate that sales and marketing expenses will increase in future periods.

   General and administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, administrative, and information services personnel. These expenses also include fees for legal, accounting, and consulting services.

   General and administrative expenses increased 157% from $1.2 million for the fiscal year ended March 31, 1998 to $3.2 million for the fiscal year ended March 31, 1999. This increase resulted primarily from the addition of executive, finance and administrative personnel to support the growth of our business and the amortization of deferred stock compensation expense as described below. General and administrative expenses represented 14% of our total revenues for fiscal 1998 and 18% for fiscal 1999. We believe our general and administrative expenses will continue to increase as we expand our administrative staff, domestically and internationally, and incur expenses associated with becoming a public company. We expect these expenses to include annual and other public reporting costs, directors' and officers' liability insurance, investor relations programs and legal, accounting and consulting fees.

   Deferred stock compensation expense increased from $0 for the fiscal year ended March 31, 1998 to approximately $218,000 for the fiscal year ended March 31, 1999. Total deferred stock compensation at March 31, 1999 of $204,000 will be amortized over the vesting periods of the options.

   Interest, net. Interest, net is derived from interest income earned on our cash and cash equivalents. Interest income increased 150% from $52,000 for the fiscal year ended March 31, 1998 to $130,000 for the fiscal year ended March 31, 1999. This increase resulted from an increase in average cash held during fiscal 1999.

   Income taxes. Income taxes increased from a benefit of $514,000 for the fiscal year ended March 31, 1998 to a provision of $936,000 for the fiscal year ended March 31, 1999. This increase resulted primarily from the reversal of a valuation allowance for fiscal 1998 for income tax benefits related to our net operating losses in prior periods. The income tax provision for fiscal 1999 yielded an effective rate of 39%.

Comparison of Fiscal Year Ended March 31, 1998 and March 31, 1997

Revenues

   Total revenues increased 710% from $1.1 million for the fiscal year ended March 31, 1997 to $8.6 million for the fiscal year ended March 31, 1998. During fiscal 1997, four customers accounted for 100% of total revenues. During fiscal 1998, three customers accounted for 46% of total revenues.

   Software licenses revenues increased 952% from $648,000 for the fiscal year ended March 31, 1997 to $6.8 million for the fiscal year ended March 31, 1998. The increase in software licenses revenues from fiscal 1997 to fiscal 1998 primarily resulted from increased market acceptance of CoreDossier and increased sales activities.

   Services and maintenance revenues increased from $420,000 for the fiscal year ended March 31, 1997, to $1.8 million for the fiscal year ended March 31, 1998 an increase of 336%. The increase in services and maintenance revenues from fiscal 1997 to fiscal 1998 resulted primarily from the increase in consulting, customer support and training services associated with increased sales of our software applications and overall growth of our installed base of customers.

   Revenues outside of the United States were insignificant for fiscal 1997. Revenues outside of the United States were $1.2 million for fiscal 1998.

Cost of Revenues

   Cost of software licenses revenues. Cost of software licenses revenues increased from $68,000 for the fiscal year ended March 31, 1997 to $258,000 for the fiscal year ended March 31, 1998, an increase of 279%. Cost of software licenses revenues as a percentage of software licenses revenues was 10% for fiscal 1997 and 4% for fiscal 1998.

   Cost of services and maintenance revenues. Cost of services and maintenance revenues were $506,000 for the fiscal year ended March 31, 1997. Cost of services and maintenance revenues increased 214% to $1.6 million for the fiscal year ended March 31, 1998. The increase from fiscal 1997 to fiscal 1998 resulted from the hiring and training of professional services and customer support personnel to support our growing customer base. Cost of services and maintenance revenues as a percentage of services and maintenance revenues was 120% for fiscal 1997 and 87% for fiscal 1998. The decrease in cost of services and maintenance revenues as a percentage of services and maintenance revenues from fiscal 1997 to fiscal 1998 primarily reflected increased revenues both in maintenance and consulting services.

Operating Expenses

   Research and development. Research and development expenses increased 41% from $1.4 million for the fiscal year ended March 31, 1997 to $2.0 million for the fiscal year ended March 31, 1998. The increases in research and development expenses from fiscal 1997 to fiscal 1998 related primarily to the increase in the number of software developers and quality assurance personnel needed to support our product development and testing activities. Research and development costs represented 132% of our total revenues for fiscal 1997 and 23% for fiscal 1998. The decrease in research and development expenses as a percentage of total revenues from fiscal 1997 to fiscal 1998 primarily reflects the growth of our revenues in this period, which increased from $1.1 million for fiscal 1997 to $8.6 million for fiscal 1998.

   Sales and marketing. Sales and marketing expenses increased 80% from $714,000 for the fiscal year ended March 31, 1997 to $1.3 million for the fiscal year ended March 31, 1998. The increases in sales and marketing expenses from fiscal 1997 to fiscal 1998 resulted primarily from our investment in sales and marketing infrastructure, which included increases in personnel-related expenses of $263,000, recruiting fees of $95,000, travel and entertainment expenses of $66,000, and related facility and equipment costs of $41,000, as well as increased marketing activities, including trade shows, public relations, direct mail campaigns and other promotional expenses, which increased by $103,000. Sales and marketing expenses represented 67% of our total revenues for fiscal 1997, and 15% for fiscal 1998. The decrease in sales and marketing expenses as a percentage of total revenues from fiscal 1997 to fiscal 1998, reflects the growth of our revenues in this period from $1.1 million for fiscal 1997 to $8.6 million for fiscal 1998.

   General and administrative. General and administrative expenses increased 7% from $1.1 million for the fiscal year ended March 31, 1997 to $1.2 million for the fiscal year ended March 31, 1998. The increase in general and administrative expenses for fiscal 1997 to fiscal 1998 resulted primarily from increased compensation and consulting expenses. General and administrative costs represented 107% of our total revenues for fiscal 1997, and 14% for fiscal 1998. The decrease in general and administrative expenses as a percentage of total revenues was due to the growth of our revenues in this period from $1.1 million for fiscal 1997 to $8.6 million for fiscal 1998.

   Interest, net. Interest, net, increased from $39,000 of interest expense for the fiscal year ended March 31, 1997 incurred in connection with bridge loans to $52,000 of interest income for the fiscal year ended March 31, 1998. The increase in fiscal 1998 resulted primarily from increases in interest income resulting from higher average cash and cash equivalents.

   Income taxes. We had no provision for income taxes for the fiscal year ended March 31, 1997. As a result of the reversal of a valuation allowance for income tax benefits related to the use of our net operating losses in prior years, we realized a tax benefit of $514,000 in the fiscal year ended March 31, 1998.

Quarterly Results of Operations

   The following table presents our unaudited quarterly results of operations for the last eight fiscal quarters ended March 31, 1999. You should read the following table in conjunction with our financial statements and the related notes included in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                       Quarters Ended
                          --------------------------------------------------------------------------
                          June 30,  Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31,
                            1997      1997      1997     1998     1998     1998      1998     1999
                          --------  --------- -------- -------- -------- --------- -------- --------
                                                       (in thousands)
Statement of Operations
 Data:
 Revenues:
 Software licenses......  $   900    $  909    $2,205   $2,800   $2,040   $3,684    $3,737   $3,993
 Services and
  maintenance...........      286       296       499      751      915      865     1,098    1,617
                          -------    ------    ------   ------   ------   ------    ------   ------
  Total revenues........    1,186     1,205     2,704    3,551    2,955    4,549     4,835    5,610
 Cost of revenues:
 Software licenses......       28        44        70      116       70       92       110       26
 Services and
  maintenance...........      211       303       507      568      587      553       881    1,172
                          -------    ------    ------   ------   ------   ------    ------   ------
  Total cost of
   revenues.............      239       347       577      684      657      645       991    1,198
                          -------    ------    ------   ------   ------   ------    ------   ------
 Gross profit...........      947       858     2,127    2,867    2,298    3,904     3,844    4,412
 Operating expenses:
 Research and
  development...........      393       446       555      584      701      894     1,183    1,051
 Sales and marketing....      187       203       384      509      587      963     1,476    2,159
 General and
  administrative........      220       275       299      435      549      686       979      948
                          -------    ------    ------   ------   ------   ------    ------   ------
  Total operating
   expenses.............      800       924     1,238    1,528    1,837    2,543     3,638    4,158
                          -------    ------    ------   ------   ------   ------    ------   ------
 Income (loss) from
  operations............      147       (66)      889    1,339      461    1,361       206      254
 Interest, net..........        4        24        11       14       50       37        40        3
                          -------    ------    ------   ------   ------   ------    ------   ------
 Income (loss) before
  income taxes..........      151       (42)      900    1,353      511    1,398       246      257
 Income tax provision
  (benefit).............   (1,349)      (16)      340      511      198      543        95      100
                          -------    ------    ------   ------   ------   ------    ------   ------
 Net income (loss)......  $ 1,500    $  (26)   $  560   $  842   $  313   $  855    $  151   $  157
                          =======    ======    ======   ======   ======   ======    ======   ======

   The following table presents our unaudited quarterly results of operations as a percentage of revenues:

                                                       Quarters Ended
                          -------------------------------------------------------------------------
                          June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31,
                            1997     1997      1997     1998     1998     1998      1998     1999
                          -------- --------- -------- -------- -------- --------- -------- --------
Statement of Operations
 Data:
Revenues:
 Software licenses......     75.9%    75.4%    81.5%    78.9%    69.0%     81.0%    77.3%    71.2%
 Services and
  maintenance...........     24.1     24.6     18.5     21.1     31.0      19.0     22.7     28.8
                           ------    -----    -----    -----    -----     -----    -----    -----
 Total revenues.........    100.0    100.0    100.0    100.0    100.0     100.0    100.0    100.0
Cost of revenues:
 Software licenses......      2.4      3.7      2.6      3.3      2.4       2.0      2.3      0.5
 Services and
  maintenance...........     17.8     25.1     18.8     16.0     19.9      12.2     18.2     20.9
                           ------    -----    -----    -----    -----     -----    -----    -----
 Total cost of revenue..     20.2     28.8     21.4     19.3     22.3      14.2     20.5     21.4
                           ------    -----    -----    -----    -----     -----    -----    -----
Gross profit............     79.8     71.2     78.6     80.7     77.7      85.8     79.5     78.6
Operating expenses:
 Research and
  development...........     33.1     37.0     20.5     16.4     23.7      19.7     24.5     18.7
 Sales and marketing....     15.8     16.8     14.2     14.3     19.9      21.2     30.5     38.5
 General and
  administrative........     18.5     22.8     11.1     12.3     18.6      15.1     20.2     16.9
                           ------    -----    -----    -----    -----     -----    -----    -----
 Total operating
  expenses..............     67.4     76.6     45.8     43.0     62.2      56.0     75.2     74.1
                           ------    -----    -----    -----    -----     -----    -----    -----
Income (loss) from
 operations.............     12.4     (5.4)    32.8     37.7     15.5      29.8      4.3      4.5
Interest, net...........      0.3      2.0      0.4      0.4      1.7       0.8      0.8      0.1
                           ------    -----    -----    -----    -----     -----    -----    -----
Income (loss) before
 income taxes...........     12.7     (3.4)    33.2     38.1     17.2      30.6      5.1      4.6
Income tax provision
 (benefit)..............   (113.7)    (1.3)    12.6     14.4      6.7      11.9      2.0      1.8
                           ------    -----    -----    -----    -----     -----    -----    -----
Net (loss) income.......    126.4%   (2.1)%    20.6%    23.7%    10.5%     18.7%     3.1%     2.8%
                           ======    =====    =====    =====    =====     =====    =====    =====

   The discussions relating to the fiscal year comparisons of the results of operations generally apply to the comparison of results of operations for the eight quarters ended March 31, 1999.

   In recent years, there have been greater sales of our products in our fourth fiscal quarter than in each of the first three quarters of our fiscal year. For example, in the fiscal year ended March 31, 1998, 41% of total revenues were recognized in the fourth quarter, compared to 31% in the third quarter, 14% in the second quarter, and 14% in the first quarter. In the fiscal year ended March 31, 1999, 31% of total revenues were recognized in the fourth quarter, compared to 27% in the third quarter, 25% in the second quarter, and 17% in the first quarter. In addition, we experienced lower total revenues in the first quarter of fiscal 1999 as compared to the last quarter of fiscal 1998. We expect that seasonal trends will continue.

   The gross margin on services and maintenance fluctuates from quarter to quarter based on the mix of services provided in any given quarter.

   Sales and marketing expenses increased steadily throughout the fiscal year ended March 31, 1999 due primarily to the expansion of the sales and marketing departments in the United States and the United Kingdom.

   Sales and marketing expenses increased to $1.5 million in the third quarter of fiscal 1999 from $963,000 in the second quarter, an increase of $513,000, or 53%. This increase is due primarily to the increase in sales and marketing personnel from 22 persons at the end of the second quarter of fiscal 1999 to 28 persons at the end of the third quarter of fiscal 1999 and the related payroll increase of $424,000.

   Sales and marketing expenses increased to $2.2 million in the fourth quarter of fiscal 1999 from $1.5 million in the third quarter, an increase of $683,000, or 46%. We formed focused sales and marketing teams to specifically address the chemicals and utilities markets, which was a major contributor to the overall increase in sales and marketing personnel from 28 persons at the end of the third quarter to 43 persons at the end of the fourth quarter of fiscal 1999. This contributed to the increases in payroll of $316,000, sales commissions of $77,000, travel and entertainment of $204,000 and professional fees, trade shows and training of $86,000.

   We determined that it was more likely than not that we would earn enough taxable income in future periods to realize our deferred tax asset. Therefore, in the quarter ended June 30, 1997, we reversed a $1.3 million valuation allowance for tax benefits relating to our operating losses in prior periods.

Liquidity and Capital Resources

   We have primarily financed our operations through private placements of our preferred stock and cash from operations. Through March 31, 1999, proceeds from private placements of preferred stock totaled $6.0 million.

   As of March 31, 1999, we had cash and cash equivalents of $1.8 million, a decrease of $2.7 million from cash and cash equivalents held at March 31, 1998. Our working capital at March 31, 1999 was $4.4 million, compared to $4.1 million at March 31, 1998.

   Our operating activities resulted in net cash outflow of $2.3 million for the fiscal year ended March 31, 1997 and $796,000 for the fiscal year ended March 31, 1999. We had $2.7 million of net cash inflows for the fiscal year ended March 31, 1998. The sources of cash in that fiscal year were primarily income from operations, increases in accounts payable and accrued liabilities and increases in deferred revenues, partially offset by increases in accounts receivable, and other current assets. The operating cash outflows for fiscal 1997 resulted from significant investments in sales, marketing and product development, which led to an operating loss. The cash outflows from the operating loss, increases in accounts receivable, and other current assets were partially offset by increases in accounts payable and accrued liabilities and deferred revenues. The operating cash outflows for the fiscal year ended March 31, 1999 resulted primarily from increases in accounts receivable and other current assets and decreases in deferred revenues partially offset by increases in accounts payable and accrued expenses offset by net income.

   Investing activities used cash of $224,000 for the fiscal year ended March 31, 1997, $547,000 for the fiscal year ended March 31, 1998 and $2.0 million for the fiscal year ended March 31, 1999, for the purchase of property and equipment.

   Financing activities provided cash of $4.0 million for the fiscal year ended March 31, 1997. The source of cash from financing activities for the fiscal year ended March 31, 1997 was through the issuance of preferred stock and financing from bridge loans. Financing activities provided cash of $59,000 for the fiscal year ended March 31, 1998 and $51,000 for the fiscal year ended March 31, 1999, which represents proceeds from the exercise of stock options offset by offering costs paid in fiscal 1999.

   We anticipate that we will continue to experience significant growth in our operating expenses. Operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise such additional funds through public or private equity financing, bank debt financing or from other sources.

Year 2000 Compliance

Year 2000 Issue

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries including technology, transportation, utilities, finance and telecommunications will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. There is significant uncertainty concerning the scope and magnitude of problems associated with the century change. We recognize the need to ensure that our operations will not be harmed by Year 2000 software failures. We are assessing the potential overall impact of the impending century change on our business, financial condition and operating results.

State of Readiness

   Software Products. Based on our assessment to date, we believe the current versions of our software products are year 2000 compliant--that is, they are capable of adequately distinguishing 21st century dates from 20th century dates. We have substantially completed the testing of the current version of our software. We are currently assessing the need to test the older versions of our software which may still be used on a limited basis. This assessment is expected to be complete by late 1999.

   Internal Information Systems. We have preliminarily assessed our internal management information and non-information technology systems to identify any products, services or systems that are not year 2000 compliant and to plan for corrective action. We have not encountered any material year 2000 problems with our computer systems or any other equipment that might be subject to such problems. We believe that with modifications to existing software and conversions to new software, the year 2000 problem will not pose a significant operational problem for our computer systems. We expect to complete our testing of the internal information systems by late 1999.

   External Vendors. We plan to verify compliance by external vendors that supply us with software and information systems and to communicate with significant suppliers to determine the readiness of third parties' remediation of their own year 2000 issues. As part of our assessment, we are evaluating the level of validation we will require of third parties to ensure their year 2000 readiness. Our verification should be complete by late 1999.

   Risk and Cost. Our products are generally integrated into enterprise systems involving sophisticated hardware and complex software products that may not be year 2000 compliant. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system. Although we have not been a party to any litigation or arbitration proceeding to date involving our products or services related to year 2000 compliance issues, we may be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on year 2000 issues. The costs of defending and resolving year 2000-related disputes, regardless of the merits of such disputes, and any liability we may have for year 2000-related damages, including consequential damages, could harm our business, financial condition and results of operations. In addition, we believe that the purchasing patterns of customers and potential customers may be affected by year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those we offer. To the extent year 2000 issues cause a significant delay in, or cancellation of, decisions to purchase our products or services, our business, financial condition and results of operations would be harmed.

   All costs to date relating to year 2000 compliance have been incurred in the normal course of business. To date we have not incurred any material costs directly associated with our year 2000 compliance efforts as they relate to both our software products and our internal information systems. We do not expect the total cost of these year 2000 compliance activities to be material to our business, financial condition and results of operations. All future costs are currently considered in our fiscal 2000 information technology budget. These costs and the timing with which we plan to complete our year 2000 modifications and testing processes are based on our estimates.

Contingency Plan

   We have not implemented a year 2000 contingency plan to date. It is our intention to devote whatever resources are necessary to assure year 2000 compliance issues are resolved. However, we intend to develop and implement a contingency plan by late 1999 in the event our year 2000 compliance initiatives fall behind schedule.

                                  OUR BUSINESS

   ESPS provides electronic compliance management solutions to businesses in highly regulated industries. Our solution allows our customers to reduce the costs and burden associated with the compliance process by enabling e-compliance and also decreases the time required to bring new products and services to market. Our CoreDossier family of software products enables users throughout an enterprise to collaborate in the authoring, compilation, distribution, publishing and reuse of complex compliance information and submissions to regulatory agencies. In addition, we provide in-depth compliance expertise that enables us to better serve the industry-specific compliance needs and requirements of our customers. We also provide comprehensive consulting, implementation and maintenance services. As of April 30, 1999, we had licensed versions of our CoreDossier products to 46 customers in the pharmaceutical and biotechnology industry, the chemical industry and the utilities industry.

Industry Overview

Overview of Regulation and Compliance

   Virtually every business in the world is subject to rules, regulations and standards imposed by various regulatory agencies. As part of their oversight, regulatory agencies typically require businesses to compile information to document their compliance with specific regulations and to maintain compliance records. In addition, regulatory agencies often require businesses to make periodic or event-driven submissions. Periodic submissions demonstrate a business's compliance with regulations relating to its ongoing operations. Event-driven submissions are required in connection with a specific business event, such as the introduction of a new product or service or a change in customer rates.

   In the United States, federal and state regulatory agencies are responsible for ensuring that businesses comply with various regulations. The following table provides examples of major federal regulatory agencies and each agency's estimate of the number of hours required for mandated record keeping and compliance reporting, or burden hours, as reported to the Office of Management and Budget for 1997 under the Paperwork Reduction Act of 1995.

                                                                    Compliance
Agency                                                             Burden Hours
------                                                             -------------
Environmental Protection Agency, or EPA........................... 115.6 million
Federal Energy Regulatory Commission, or FERC.....................   5.2 million
Nuclear Regulatory Commission, or NRC.............................  10.3 million
Securities and Exchange Commission, or SEC........................ 148.9 million

   Significant state regulatory agencies in the United States include public utility commissions and insurance commissions. Similar regulatory environments exist throughout the world, requiring many businesses with international operations to comply with regulations in most nations in which they operate.

   Three examples of highly-regulated industries include the pharmaceutical and biotechnology industry, the chemical industry and the utilities industry.

  . Pharmaceutical and biotechnology industry. The pharmaceutical and biotechnology industry includes over 4,000 companies worldwide, many of which market their products in a number of different countries. Because of the potential risks associated with newly-developed drugs and medical devices, regulatory agencies typically require pharmaceutical and biotechnology companies to extensively document their research, development and manufacturing processes. In addition, pharmaceutical and biotechnology companies generally must demonstrate the safety and efficacy of a drug or medical device to a regulatory agency before its commercialization. This process often requires the collection of data that takes years to compile and the preparation of submissions that consist of hundreds of thousands of pages.

  . Chemical industry. The chemical industry includes over 4,000 companies worldwide, many of which sell products around the world. Similar to companies in the pharmaceutical and biotechnology industry, chemical companies are, in many cases, required to receive regulatory approval before introducing new products. In addition, the chemical industry faces more significant regulation than most other industries relating to environmental protection and the transportation of hazardous materials.

  . Utilities industry. The utilities industry includes over 3,000 companies worldwide, including electric utilities, gas transmission and distribution companies and telecommunications companies. Utilities face significant regulation with regard to expanding their infrastructure and setting and changing customer rates. Additionally, the global trend toward deregulation in the utilities industry is increasing the volume of regulatory filings, since an increasing number of companies are entering the market and existing utility companies are entering territories in which they were previously not permitted to compete.

The Compliance Process

   Companies must undertake a complex process to comply with regulations imposed by the regulatory agencies that oversee their operations. The compliance process requires significant time and effort from personnel in various departments within a company. The major aspects of the compliance process include:

  . Authoring the information. Various persons within and outside a business organization, including scientists, researchers, technical personnel, consultants, financial analysts and regulatory affairs personnel, who are often in different geographic locations, conduct studies and capture and analyze data over a period of time. Individuals then author information detailing their studies, analyses and conclusions.

  . Collecting and compiling the information from multiple authors and in various formats. Regulatory affairs personnel collect from various authors information, which often exists in a variety of formats, including paper files, faxes, phone messages, e-mails, word processing files, spreadsheets, graphics programs, and the company's own proprietary software. This information is then compiled by teams of regulatory affairs and clerical personnel who are dedicated to the compliance process.

  . Publishing a comprehensive document. The compliance teams publish the information in a form or document that complies with the specifications of a regulatory agency. This often involves scanning and copying a large number of voluminous files. The document must be formatted for publication, which includes conforming the different numbering schemes, footnotes and technical terms used in the various narratives.

  . Circulating the document for review and revision. The initial document is distributed to numerous scientists, researchers, technical personnel, consultants, financial analysts, management and outside advisors for their review and comments. The comments are integrated by the regulatory affairs group into a revised compliance document. The revised document is then distributed again for review. This process is repeated, often multiple times, until all parties are satisfied with the document.

  . Publication of the final compliance document. Once the compliance process is complete, final versions of the document are published and archived and, if required, submitted to a regulatory agency. These submissions can be made in various ways, such as in paper format, on CD-ROM or over the Internet.

  . Reuse of information. Once archived, the information can be accessed and used throughout the organization to prepare additional regulatory submissions and for ongoing compliance purposes.

   Many companies incur significant costs relating to compliance activities. Direct costs include the cost of personnel, such as scientists, technical personnel, accountants, lawyers and management, and other administrative costs related to the compliance process. Indirect costs include lost revenues and market share resulting from delays in introducing new products, fees and expenses resulting from penalties imposed by regulatory agencies for non-compliance and monetary damages and legal fees resulting from legal actions brought by agencies or other third parties. In addition to delays relating to the company's compliance process, regulatory agencies may experience difficulty in working with various electronic filing formats and voluminous paper filings, resulting in lengthy review time for compliance filings. As regulatory environments become more complex and the number of companies subject to regulation increases, we expect compliance costs to grow and the need for access to information to increase.

The Emergence of Electronic Compliance

   Historically, businesses have used a manual process to create paper-based documentation and submissions that demonstrate compliance with regulatory requirements. In recent years, the emergence of new technologies and the increase in the complexity of regulatory compliance have caused businesses to reevaluate how they assemble, compile, share, review and revise compliance information.

   At the same time, regulatory agencies around the world are analyzing the benefits of electronic compliance and submissions and are moving toward implementing e-compliance standards. In the United States, the federal government has encouraged regulatory agencies to adopt e-compliance standards and to use technology to improve productivity, efficiency and effectiveness by reducing the burden of collecting, disseminating and reviewing information. Recently, regulatory agencies have begun to implement electronic compliance and reporting standards. Examples of the increasing adoption of e-compliance in the United States and abroad include:

  . The FDA has announced its intention to support all electronic filings by 2002;

  . The EPA has announced its intention to support all electronic filings by 2000;

  . FERC has announced an electronic filing initiative to improve processing and distribution of filings;

  . BfArM, the Bundesinstitut fur Arzneimittel und Medizinprodukte, a German regulatory agency, has announced its intention to support electronic submissions; and

  . The European Union has adopted an electronic filing standard for pesticide registrations, known as CADDY.

The Impact of Intranet and Internet Technology

   Intranets and the Internet are quickly emerging as the medium of choice for collecting, publishing and distributing information. These networks provide a relatively low cost and widely dispersed communication, collaboration and data transmission platform. We believe that businesses are seeking to use corporate intranets and the Internet to manage complex business processes, such as compliance management. As businesses attempt to reengineer their complex business processes to utilize these networks, they are faced with the challenge of accessing and integrating large amounts of data that are often in various formats and stored in different locations throughout the enterprise.

The Need for Enterprise-wide Electronic Compliance Management Solutions

   As businesses move toward implementing e-compliance processes, a variety of approaches have emerged that attempt to address the requirements and to realize the benefits of e-compliance. These approaches include:

  . Internally-developed systems. Systems developed by internal information technology departments tend to be highly customized and are designed to meet the specific regulatory requirements at the time of development. As regulations change and technology advances, these systems are increasingly costly and difficult to maintain due to their lack of flexibility. Furthermore, many of these systems were not specifically designed to take advantage of intranet and Internet technologies.

  . Document management systems. Document management systems are designed to scan, store, secure and archive documents. These systems are not designed to support the compliance management function and generally lack the capability to support complex document publication, automatic cross-referencing and different pre-defined forms and formats.

  . Point solutions. Point solutions are software tools designed to address a very specific compliance requirement. These tools generally do not have the breadth to address all of the compliance management needs of businesses that are required to comply with the complex regulations of multiple agencies.

  . Desktop publishing tools. Desktop publishing tools are typically word processing tools that are used to create individual pieces of a compliance-related document. These tools often lack the features and functions required to enable a business to create much larger and more complex compliance documents.

  . Outsourcing. Businesses sometimes hire third parties to prepare regulatory submissions. This approach can be costly and time-consuming and may limit the ability of businesses to reuse the information that has been prepared.

   We believe that businesses, in an effort to significantly improve their compliance processes, are seeking an enterprise-wide electronic compliance management solution that has the following characteristics:

  . Enterprise scalability. The ability to access information and collaborate on publications by an increasing number of users in multiple departments throughout an enterprise.

  . Industry-specific compliance expertise. Expertise in the complex and rapidly changing compliance requirements of particular industries.

  . Multiple-industry applicability. Ability to meet the compliance requirements of customers operating in various industries.

  . Leading technology foundation. Support for the most advanced technology platforms, such as intranets and the Internet, as well as an architecture that allows for changes in technology.

  . Support multiple information formats. Ability to collect information stored in various formats, including spreadsheets, desktop publishing and database applications, as well as the ability to output to the various formats supported by regulatory agencies in each industry.

  . Rapid implementation. Ability to be rapidly implemented throughout the enterprise.

   We believe that an enterprise-wide application which exhibits these characteristics will enable businesses to deploy effective compliance management systems to reduce compliance costs and the time required to bring new products and services to market.

Our Solution

   Our solution, which consists of the CoreDossier family of software products and related services, enables users throughout an enterprise to collaborate in the authoring, compilation, distribution, publishing and reuse of compliance information and regulatory submissions. We designed our CoreDossier software products to utilize advanced technologies, such as corporate intranets and the Internet, and to meet emerging electronic compliance requirements and standards. We believe our solution reduces the risks associated with the deployment of in-house and other customized compliance management solutions and enables companies in highly regulated industries to realize a return on their investment through direct cost savings. Furthermore, we believe our solution enables companies to reduce the time required to bring new products and services to market. We also offer our solution to regulatory agencies to provide them with more effective and efficient access to compliance filings, decreasing the time required for regulatory review and response.

   Our solution provides our customers with the following key advantages:

   Scalable enterprise-wide solution. Our solution extends throughout an enterprise, providing multiple departments in various locations throughout the world with the ability to collaborate electronically in the authoring, assembling, distributing and publishing of compliance information. We also designed our solution to support the growth of our customers as they add new users and process an increasing amount of compliance information.

   Domain expertise. We designed our solution around our expertise in meeting the specific compliance needs of each industry in which our customers compete. Our professionals possess industry expertise and in-depth knowledge of specific compliance requirements. This domain expertise enables us to provide an electronic compliance management solution that effectively addresses the requirements, changes and subtleties of regulations that are unique to each specific industry.

   Modular product architecture. Our solution addresses the compliance requirements of customers in various industries through the use of industry-specific modules to enhance the functionality of the CoreDossier platform. Furthermore, our solution enables large diversified businesses that operate in numerous industries to address various regulatory requirements with a single compliance solution.

   Intranet and Internet capabilities. We designed our systems architecture to be adaptable to advancing intranet and Internet technologies. We believe that corporate intranets and the Internet will become increasingly important in the electronic compliance management process as companies continue to rapidly adopt these communication platforms.

   Multiple input and output capabilities. We designed our solution to enable users to input information in different formats, including paper files, faxes, phone messages, e-mails, word processing files, spreadsheets, graphics programs, and the company's own proprietary software. In addition, CoreDossier supports older formats such as WordStar and Wang Office. CoreDossier also enables users to output information in numerous formats, including those most commonly used in the electronic compliance submission process, such as hypertext markup language, or HTML, portable document format, or PDF, and tagged image file format, or TIFF, on CD-ROM and paper.

   Rapid deployment. We designed our solution to be quickly implemented throughout a customer's enterprise. Since our solution is tailored to meet the specific compliance requirements of our targeted industries, it requires minimal customization.

Our Strategy

   Our goal is to be the leading provider of electronic compliance management solutions that enable businesses to author, compile, distribute and publish complex compliance documents. To achieve this objective we intend to:

   Enhance our Technology Leadership and Product Functionality. We believe that our products provide the most advanced solution to meet e-compliance requirements in our targeted markets. Our solution incorporates leading technologies, such as intranet and Internet technologies. We intend to maintain and enhance our position as a technology leader by continuing to invest in product development to:

   .Expand the base functionality of the CoreDossier platform;

   .Support emerging publishing standards and formats;

   .Enhance existing industry-specific modules; and

   .Develop industry-specific modules to target new industries.

   In addition, we encourage third parties to develop industry-specific modules that will enhance the functionality of CoreDossier through the use of application programming interfaces.

   Target Other Industries. We have focused our product development, consulting, sales and marketing efforts on specific industries, particularly the pharmaceutical and biotechnology industry and, more recently, the chemical and utilities industries. We believe that companies in other industries could benefit from our solution and we intend to utilize our experience in compliance management to rapidly penetrate these industries. We intend to:

  . Leverage the comprehensive compliance technology contained in the CoreDossier platform to quickly develop new modules that provide industry-specific compliance functionality; and

  . Utilize and expand our cross-functional sales and marketing teams, which combine industry specific compliance expertise with knowledge of product development, to quickly penetrate targeted industries.

   The additional industries we are currently targeting include the financial services, insurance and discrete manufacturing industries.

   Enhance our Domain Expertise. We believe our industry expertise and knowledge of specific compliance requirements enables us to effectively tailor our solutions to the specific needs of businesses in the industries we target. Furthermore, our domain expertise enables us to provide our customers with access to critical and constantly changing compliance-related information. We intend to continue to enhance our industry-specific domain expertise to accelerate our entrance into other industries and to quickly establish a leadership position in such industries.

   Extend Use of Intranet and Internet Technologies for Compliance
Management. We intend to continue to actively promote the use of corporate intranet and Internet technologies for compliance management by developing new products to take advantage of these advanced technologies and demonstrating the capabilities of our CoreDossier products. We have installed CoreDossier at several regulatory agencies to promote the benefits of electronic compliance. We have also participated in several of the first web-based regulatory submissions. We are currently developing a new family of products that will enable compliance information and submissions to be accessed through a standard web browser.

   Expand our Professional Services Organization. We have recently established a professional services organization to enhance our customers' ability to realize maximum return on their investment in CoreDossier. In addition to helping customers realize this return, our professional services organization is designed to assist them in addressing other requirements and functions within their business such as record keeping and internal compliance.

   Expand and Capitalize on our Strategic Alliances. We believe that our strategic alliances with leading systems integration firms, information technology consulting firms and technology companies enable us to promote awareness of our products and services, expand territorial coverage and provide implementation services to end-users. We intend to maintain and strengthen these relationships, as well as establish new relationships with leaders in the information technology industry.

   Enhance our International Presence. We intend to increase our international presence and enhance our solution to address the needs of companies operating in various countries throughout the world. We believe that significant opportunities exist for electronic compliance management software that is designed for businesses subject to compliance requirements in various worldwide regulatory environments. We currently maintain an office in London, England and intend to add sales personnel, develop domain expertise and establish additional offices to further address international markets.

Products

   The CoreDossier product family includes the CoreDossier platform, industry-specific modules and the CoreDossier Application Program Interfaces, or APIs. Our software products comprise a modular system that may be configured in a variety of ways to meet customers' industry-specific requirements. The CoreDossier platform provides the foundation for enabling our customers to collaborate in the authoring, compiling, distributing, publishing and reuse of compliance information. Our industry-specific modules are easy-to-install software products that perform compliance functions designed to meet the regulatory requirements of a particular industry. The CoreDossier APIs enable third parties to develop custom applications and extend access to additional external information sources.

   The CoreDossier family of products is priced on a per-server basis. Depending upon the functionality and industry-specific modules chosen by a customer, the license fee for the CoreDossier solution generally ranges from $200,000 to $400,000 per-server, with multiple site licenses costing in excess of $1.0 million. Customers can purchase additional industry-specific modules, which range from $40,000 to $75,000 per module and are sold on a per-server basis. The license fees for CoreDossier do not include fees for implementation, technical support and training.

The CoreDossier Platform

   The CoreDossier platform is the base product used by our customers. The CoreDossier platform addresses the following aspects of compliance management:

   Support for multiple file format inputs. Many documents and other information required for a regulatory submission exist in both paper and electronic formats. CoreDossier supports over 100 file formats, enabling businesses to utilize information in its existing formats without the complications generally associated with file conversion. Electronic formats include:

  . Current word processing formats, such as Microsoft Word, WordPerfect and Interleaf, and older word processing formats such as Wang Office and WordStar;

  . Spreadsheet formats, such as Excel, Lotus 1-2-3 and SAS;

  . Graphic formats, such as TIFF, Bitmap, and Illustrator;

  . Desktop publishing tools, such as QuarkXPress, Photoshop and Pagemaker;
    and

  . Communication formats, such as e-mail and facsimile.

   In addition, CoreDossier supports a variety of file and document management systems, including Documentum, PC DOCS and FileNet. In our next product release, we intend to support extensible markup language, or XML, which will enable CoreDossier to better support other external information sources.

   Publication design. CoreDossier allows customers to define, create and reuse publication templates. These templates provide a standardized structure for resulting publications, which contains documents, document templates, standards for headers and footers, tables of contents and finishing options. As a result, customers can quickly create new publications that meet predefined internal or external compliance requirements using an old template. This also allows companies to utilize information contained in previous publications to create new publications.

   Support for multiple file format outputs. CoreDossier supports output in standardized formats and languages such as HTML, PDF and TIFF and on CD-ROM and paper. In our next product release, we intend to support XML and additional output formats to better address our customers' needs. The ability to support multiple outputs is essential for many of our customers, as many regulatory agencies require that companies publish both in electronic formats and in paper format. In addition, the ability to publish in multiple output formats provides companies with the ability to reuse compliance information for other purposes, including quality assurance, record-keeping and internal compliance.

   Server-to-server communications. CoreDossier servers installed in different departments of a business can share compliance and publication information. As a result, a CoreDossier user in one department, such as product development, can share information and collaborate with a user in another department, such as regulatory affairs.

   The CoreDossier platform is comprised of the:

  . CoreDossier server, which manages publication information and maintains data integrity in response to requests from the CoreDossier assemblers.

  . CoreDossier generator, which is responsible for converting source documents into PDF renditions and document data. The PDF renditions are stored within the original source documents. The document data, such as cross-references and table of contents information, are stored in the CoreDossier server. The CoreDossier generator is also responsible for servicing publishing requests from the CoreDossier assemblers.

  . CoreDossier assembler, which is the main interface for the publication manager. The CoreDossier assembler enables multiple users to create and modify a publication simultaneously, allowing for a collaborative publication creation process.

  . CoreDossier web server, which enables access to publications on corporate intranets and the Internet.

  . CoreDossier document management interface, which enables CoreDossier to communicate with a user's document management system. Through this interface, CoreDossier can access documents in Documentum, FileNet, PC DOCS and shared file systems. Interfaces are planned for Open Text and Lotus Notes in the future.

   CoreDossier is written in C++ and supports Windows 95, Windows 98 and Windows NT operating systems. The CoreDossier server and the CoreDossier generator run on Windows NT. The CoreDossier web server runs on Windows NT and was created using HTML, XML, PDF and Java programming languages. We anticipate that future versions of the CoreDossier web server will run on a variety of UNIX platforms.

Industry-Specific Modules

   We have developed customized modules for the CoreDossier platform to meet the specific needs of our targeted industries. Because of the modular architecture of the CoreDossier solution, we have been able to develop and introduce these industry-specific modules quickly and efficiently. These industry-specific modules extend the core capabilities of the CoreDossier platform by providing additional user interfaces, processes and output formats that are designed specifically for a particular industry's compliance requirements.

   Existing modules and modules currently under development include:

  . CDER Compiler Module. This module enables our customers in the pharmaceutical and biotechnology industry to produce electronic submissions for new drug applications that comply with the FDA's specifications. These electronic submissions enable our customers to reduce time required for the assembly and review process for a new drug application. Currently, we offer a CDER Compiler module and a collection of pharmaceutical templates.

  . CADDY Compiler Module. This module enables our customers to produce electronic submissions for global agrochemical product registrations. The CADDY Compiler module was used to prepare the first submission that complied with the current specifications for agrochemical electronic filings with the Canadian Pest Management Regulatory Agency. Currently, we offer a CADDY Compiler module and one agrochemical template.

  . DAMOS Compiler Module. This module enables our customers to produce electronic submissions for pharmaceutical product registrations. The DAMOS Compiler module has been used to prepare submissions to BfArM, a regulatory agency that oversees the pharmaceutical industry in Germany. Currently, we offer a DAMOS Compiler module and three pharmaceutical templates.

  . CoreDocket Module. The first release of the CoreDocket module is targeted for mid-1999. This module is designed to enable utilities companies to collect and organize information from multiple sources quickly for regulatory filings. One distinct feature of the CoreDocket module is that utilities can use their existing e-mail and authoring systems in automating the process of responding to compliance-related requests from the regulatory agencies.

CoreDossier Application Programming Interfaces

   The CoreDossier APIs are used to extend the functionality of the CoreDossier platform. Using software development kits, customers can utilize the APIs to link our solution to other business information systems, such as imaging systems, authoring systems and other legacy systems. Customers can also use the CoreDossier APIs to customize their CoreDossier software to meet their specific needs and support additional input and output formats.

Professional Services

   Our professional services organization provides customers with on-site product implementation and consulting, technical support and training services. Our services include:

   Implementation and Consulting. Our service professionals implement the CoreDossier software for our customers at a single site or multiple sites. As part of our implementation services offering, we work with clients to customize our solution to effectively meet their specific business needs. We provide ongoing consulting services to assist our customers in optimizing the use of our solution to realize a return on their investment as quickly as possible. We price our implementation services on a time and materials basis.

   Technical Support. We have implemented a comprehensive technical support program to assist customers in using our products and to identify, analyze and solve problems that may arise. The support program includes worldwide e-mail support, which is available 24 hours a day, seven days a week, and telephone support, which is globally available during the normal business hours of the countries in which our products are used. We provide technical support to our customers as part of our maintenance program, which is typically priced based on a percentage of the then-current software license list price.

   Training. We offer a number of educational classes in conjunction with our products, including end-user training and in-depth technical training covering the implementation and management of our solution. Training services are priced on a per class basis, as well as incremental time and materials charges for customized on-site training.

Strategic Alliances

   We have established a number of relationships with service vendors for the implementation of our software to our customers. We frequently participate in joint sales and marketing efforts with our strategic partners. Our strategic alliances are classified in three categories:

   CorePartner Solution Integrators. Solution integrators provide services ranging from project management to installation, systems integration and application development. These solution integrators include Computer Sciences Corporation, First Consulting Group-ISCG, PricewaterhouseCoopers LLP and Science Applications International Corp.

   CorePartner Technology Alliances. Through technology alliances, we work with independent software vendors and service providers to create new products and integrate product lines to be compatible with CoreDossier. These technology alliance partners include Documentum, FileNet and Versant Object Technology Corporation.

   CorePartner Strategic Alliances. Through strategic alliances, we seek to promote awareness of our electronic compliance management solution and gain strategic support for our overall marketing, sales and development programs. We currently have a strategic alliance partnership with Adobe Systems Incorporated.

Customers and Markets

   Our targeted customers are mid- to large-sized businesses and divisions of large companies that operate in highly regulated industries. We believe that these enterprises have the greatest compliance burden and are likely to implement new technology as a means of gaining a competitive advantage. We initially focused on the pharmaceutical and biotechnology industry. Consequently, the majority of our existing customers are pharmaceutical and biotechnology companies. We recently introduced the CADDY Compiler module for the chemical industry and we intend to release the CoreDocket module for the utilities industry in mid-1999.

   As of April 30, 1999, we licensed versions of our CoreDossier products to 46 customers. For the fiscal year ended March 31, 1999, Adobe Systems, Incorporated accounted for approximately $2.0 million of our total revenues. For the fiscal year ended March 31, 1998, three of our customers accounted for approximately $4.0 million of our total revenues. Our agreement with Glaxo-Wellcome Inc. accounted for approximately $1.5 million of total revenues for fiscal year 1998. Our agreement with Hoechst Marion Roussel accounted for approximately $1.3 million of total revenues for fiscal year 1998 and our agreement with Rhone-Poulenc Rorer Pharmaceuticals Inc. accounted for approximately $1.2 million of total revenues for fiscal year 1998. For the fiscal year ended March 31, 1997, four of our customers accounted for $1.1 million of total revenues. Our agreement with Astra Merck, Inc. accounted for approximately $473,000 of total revenues for fiscal year 1997. Our agreement with Agouron Pharmaceuticals, Inc. accounted for approximately $249,000 of total revenues for fiscal year 1997. Our agreement with Ligand Pharmaceuticals Incorporated accounted for $200,000 of total revenues for fiscal 1997, and our agreement with Janssen Pharmaceutica, Inc. accounted for $146,000 of total revenues for fiscal year 1997.

   Below is a representative list of customers who have licensed our software as of April 30, 1999:

Pharmaceutical and Biotechnology Industry

Abbott Laboratories                       Ligand Pharmaceuticals Incorporated
Alcon Laboratories, Inc.                  Molecular Biosystems, Inc.
Allergan, Inc.                            NPS Pharmaceuticals, Inc.
Athena Neurosciences, Inc.                Organon Laboratories, Ltd. (a
Baxter Healthcare Corp. (a subsidiary of   subsidiary of Akzo Noble Pharma
 Baxter International Inc.)                N.V.)
Biogen, Inc.                              Otsuka America Pharmaceutical, Inc.
Coulter Pharmaceutical, Inc.              Pfizer, Inc.
DuPont Pharmaceuticals Company            PharmaNet, Inc.
Dura Pharmaceuticals Inc.                 Quintiles, Inc.
G.D. Searle & Co.                         Rhone-Poulenc Rorer Pharmaceuticals
Glaxo-Wellcome Inc. (a subsidiary of       Inc. (a subsidiary of Rhone-Poulenc
 Glaxo Wellcome PLC)                       Rorer Inc.)
Health Decisions, Inc.                    Schering AG
Immunex Corp.                             Sequus Pharmaceuticals, Inc.
                                          TAP Holdings, Inc.
                                          Warner Lambert Company

                                          Zeneca, Inc.

Chemical Industry                         Utilities Industry


Bayer Corporation (Agriculture Division)  Baltimore Gas & Electric

E.I. du Pont de Nemours and Company

Novartis Animal Health, Inc.

   In addition, we intend to market our electronic compliance management solution to regulatory agencies and industry groups. We currently have installed test versions of our solution at several federal regulatory agencies for use and review by these agencies. We believe that this increased exposure will encourage the adoption of electronic compliance standards and the use of our solution.

Sales and Marketing

   We market our products and services primarily through our direct sales organization. We deploy teams comprised of sales, marketing, regulatory compliance, professional services and software development professionals that are focused on specific industries. These cross-functional sales and marketing teams, referred to as tiger teams, are responsible for identifying and quantifying new markets, identifying new applications for CoreDossier within industries already served by our solution, generating new opportunities and capitalizing on those opportunities. Sales efforts are typically targeted at senior regulatory compliance officers. For larger projects, purchase approval is often required from more senior company executives. While the sales cycle varies substantially from customer to customer, the initial sales cycle typically ranges from three to six months.

   We have initiated a branding and marketing strategy designed to broaden market awareness of the ESPS name and to solidify our position as a leading provider of electronic compliance management solutions in the pharmaceutical and biotechnology, chemical and utilities industries. We have also initiated marketing strategies targeted at the financial services, insurance and discrete manufacturing industries. We are also leveraging our expertise to sell our products to additional departments of our current customers.

   As of March 31, 1999, we employed 35 people in sales and marketing in the United States, and eight people in sales and marketing in Europe.

Product Development

   We have substantially invested in the development of our CoreDossier platform and our industry-specific modules. Our product development department is responsible for the design, development, testing and release of our software products and is organized in four areas:

  . Software development;

  . Quality assurance;

  . Product documentation; and

  . Program management.

   Along with a product manager from our marketing department, members from each of these areas form product teams that work closely with other organizations, customers and prospective customers to better understand their compliance management needs.

   The software development and quality assurance groups are further divided into platform development and industry-specific module development groups. The platform group extends and develops the CoreDossier platform by creating additional functions and features that can be used by customers in various industries. Each industry group works closely with the marketing managers from each of the marketing teams to design and deliver industry-specific modules and applications. As a result of this structure the industry-specific module development groups are able to develop new modules independent of the development cycles of the CoreDossier platform.

   We anticipate releasing the next version of our CoreDossier platform, version 4.0, in May 1999. CoreDossier 4.0 provides new features, including support for XML, the ability to create publications using paragraphs of information in addition to full documents, support for publishing documents based on forms and enhanced tables of contents and cross references. In addition, we believe that CoreDossier 4.0 will allow us to develop new industry-specific modules more effectively. After the release of CoreDossier 4.0, we intend to introduce the CoreDocket module, an industry-specific module designed to enable utilities companies to more efficiently collect and organize information for their regulatory filings.

   We are also currently developing CorePortal, a web-based product which will enable compliance publications and information produced with CoreDossier to be reviewed and shared on the web using a standard browser. CorePortal is based on the advanced technology of CoreDossier. CorePortal will have applications for CoreDossier corporate customers as well as regulatory authorities looking to provide web-based access to compliance publications within the organizations and to outside constituencies, such as the general public.

   In addition to developing our own software, we incorporate technology owned by third parties into our products. We believe this approach significantly shortens our product development time without compromising our competitive position or the quality of our products.

   As of March 31, 1999, we employed 46 people in our product development department. Our research and development expenses were $1.4 million in the fiscal year ended March 31, 1997, $2.0 million in the fiscal year ended March 31, 1998 and $3.8 million in the fiscal year ended March 31, 1999.

Competition

   The market for electronic compliance management solutions is new and rapidly evolving. As the market develops, we expect competition to increase. We primarily compete against the internal information technology departments of our customers and potential customers. These information technology departments may develop their own compliance management software. We also compete against desktop publishing tools and service providers who compile submissions to regulatory agencies manually, without the use of compliance software. In each industry, we also face competition from software vendors who provide compliance assistance to specific divisions of our current and potential customers and point solutions, such as the Document Solutions Group of Xerox and Interleaf, Inc. We believe that the principal competitive factors in the electronic compliance management market are product flexibility, domain expertise, customer support, scalability and price.

Intellectual Property and Other Proprietary Rights

   We rely on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions contained in license agreements with consultants, vendors and customers to protect our proprietary rights.

   We have registered the trademark CoreDossier in the United States. In addition, we use a number of common law trademarks and service marks, including:

  . ESPS and the ESPS logo;

  . CDER Compiler;

  . CADDY Compiler;

  . DAMOS Compiler;

  . CoreDocket; and

  . Electronic Compliance Management.

   We believe the strength of our trademarks and service marks benefits our business and we intend to continue to protect our registered and common law trademarks and service marks in the United States and abroad. We have not secured registration of all of our marks in the United States and have not pursued registration in any foreign country.

   We also protect our proprietary rights by requiring employees to agree not to reveal any sensitive information to our competitors and to sign a confidentiality agreement. Employees are required to execute a non-competition agreement which may restrict them from working for a competitor for one year after employment terminates. However, we may not obtain these agreements in every case.

   We incorporate technology from third parties into our software. We currently have a material license agreement with Versant Object Technology Corporation for the use of technology which is embedded in CoreDossier. Under the terms of the license agreement, we have the right to use and copy Versant's software to develop and combine Versant's technology with our software products to create applications. Our license is non-exclusive, non-transferable and non-assignable. We currently pay Versant royalty fees based on sales of our products. The agreement, which is effective until December 31, 1999, will automatically renew for additional one-year periods. Unless we negotiate otherwise, at the end of the initial term, the royalty fees could substantially increase.

Employees

   As of March 31, 1999, we had a total of 125 employees in the United States, including 46 people engaged in product development, 35 people in sales and marketing, 28 people in professional services and 16 people in general and administrative services. We also employed a total of 20 people in Europe, including eight people in sales and marketing, 10 people in professional services and two people in general and administrative services. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our relations with our employees are good.

Facilities

   Our principal administrative, sales, marketing, technical support and product development facilities are located at our headquarters in Fort Washington, Pennsylvania. We currently lease approximately 30,300 square feet of office space in the Fort Washington facility under a lease which terminates October 31, 2003.

   We also lease office space for sales and marketing in La Jolla and San Jose, California, Research Triangle Park, North Carolina and in the United Kingdom and Germany.

Legal Proceedings

   ESPS is not currently a party to any material legal proceedings.

                                   MANAGEMENT

   The following table contains information about our executive officers and directors as of April 30, 1999. Our audit committee consists of Charles O. Heller, Christopher B. Hollenbeck and Michael J. Egan. Our compensation committee consists of Charles O. Heller and Christopher B. Hollenbeck.

Executive Officers and Directors

Name                     Age Position
----                     --- --------
Terrence P. Brennan.....  48 President, Chief Executive Officer and Director
Leonard W. von Vital....  48 Chief Financial Officer
Bradley R. Burget.......  37 Vice President, Professional Services
Michael T. Hoey.........  32 Vice President, Research and Development
Kevin E. Leininger......  34 Vice President, Marketing
George B. Pearcy........  53 Vice President, Finance and Administration
Jeffrey C. Sager........  32 Vice President, Sales
Michael J. Egan.........  46 Director
Charles O. Heller ......  63 Director
Christopher B.
 Hollenbeck ............  31 Director

   Terrence P. Brennan has served as the President, Chief Executive Officer and as a member of the board of directors of ESPS since October 1995. From February 1995 until October 1995, Mr. Brennan was an independent consultant to the pharmaceutical industry. From January 1994 until February 1995, Mr. Brennan was president and chief executive officer of Bio-Imaging Technologies, Inc., a service organization providing image processing and management services to pharmaceutical and biotechnology companies. From September 1986 until January 1994, Mr. Brennan served as president of Research Data Corporation, a pharmaceutical information management company developing electronic submissions to the FDA. From October 1982 until September 1986, Mr. Brennan held the position of senior product manager with Carter-Wallace Pharmaceuticals. From April 1976 until October 1982, Mr. Brennan was a product manager with Zeneca Pharmaceuticals. Mr. Brennan holds a B.S. in business administration and an M.B.A. from the University of Dayton.

   Leonard W. von Vital has served as Chief Financial Officer of ESPS since October 1998. From May 1998 until October 1998, Mr. von Vital was vice president of finance, vending operations for Real Time Data, Inc., a consolidator of vending businesses and a provider of technology to the vending industry. From May 1997 until May 1998, Mr. von Vital was senior vice president of product management for Astea International Inc., a developer and vendor of enterprise customer relationship management software, and from November 1993 to May 1997, he was chief financial officer of that company. Mr. von Vital is a certified public accountant and holds a B.S. in accounting from St. Francis College.

   Bradley R. Burget has served as Vice President of Professional Services of ESPS since October 1998. From November 1996 until October 1998, Mr. Burget was regional manager of consulting for Baan Supply Chain Solutions, a software company, developing enterprise resource planning software. From December 1995 until November 1996, Mr. Burget served as client project manager at SSI, Inc., a contract consulting and resources company. From December 1993 until December 1995, Mr. Burget was client service manager for Information Network Systems, a developer of software used to process compliance of warranty claims in consumer electronics manufacturing. Mr. Burget holds a B.S. in physics from Iowa State University.

   Michael T. Hoey has served as Vice President of Research and Development of ESPS since March 1996. From June 1990 until March 1996, Mr. Hoey was a technology manager with Andersen Consulting, where he focused on the document management and publishing industries. Mr. Hoey holds a B.S. and an M.S. in electrical engineering from Syracuse University.

   Kevin E. Leininger has served as Vice President of Marketing of ESPS since June 1998. From March 1997 until June 1998, Mr. Leininger was vice president of business development and marketing for NeoMedia Technologies, Inc, formerly DevTech Associates, Inc., a developer of document systems and intelligent document software and products. From June 1994 to March 1997, Mr. Leininger was managing director and head of marketing of DevTech, and was director of Open Systems for DevTech from September 1991 to June 1994. Mr. Leininger holds a B.S. in physics and mathematics from Iowa State University and an M.B.A. in international business and finance from the University of Chicago.

   George B. Pearcy joined ESPS in November 1995 and currently holds the position of Vice President of Finance and Administration. From October 1992 until November 1995, Mr. Pearcy was the vice president of finance for Northeastern Analytical Corporation and TTI Environmental Services, an environmental analytical laboratory and an underground storage tank company. From September 1985 to October 1992, Mr. Pearcy was director of financial and commercial operations for International Computaprint Corporation, a division of Reed Elsevier which provides database management and pre-press services to the publishing industry. Mr. Pearcy holds a B.S./B.A. in accounting and an M.B.A. from the University of Missouri.

   Jeffrey C. Sager has served as Vice President of Sales of ESPS since January 1996. From April 1994 to December 1995, Mr. Sager was Director of market development for Etak Inc., a developer of computerized mapping software systems and products. From January 1992 until April 1994, Mr. Sager was manager of marketing and corporate development and western regional sales representative for Geographic Data Technology, Inc., a developer of digital mapping databases. Mr. Sager holds a B.S. in business from the University of Delaware.

   Michael J. Egan was elected to the board of directors of ESPS in April 1999. Since October 1997, Mr. Egan has served as senior vice president and chief financial officer of PECO Energy Company. From April 1995 to October 1997, Mr. Egan served as senior vice president and chief financial officer of Aristech Chemical Company. From 1993 to 1995, Mr. Egan served as vice president, planning and control, of ARCO Chemical Company, Americas, where he also served as controller from 1991 to 1993. Since June 1998, Mr. Egan has also served as the chairman of AmerGen, a joint venture between PECO Energy Company and British Energy PLC involved in acquiring nuclear power plants.

   Charles O. Heller has served as a member of the board of directors of ESPS since May 1995. Since February 1990, Dr. Heller has served as director of the Dingman Center for Entrepreneurship at the University of Maryland. Since February 1994, he has served as chairman and president of the Baltimore-Washington Venture Group, a private investor network. Since June 1986, he has served as president of the Annapolis Consulting Group, a management consulting firm. Since January 1998, Dr. Heller has served as president of the Bahamas Venture Capital Fund. From 1983 until 1986, Dr. Heller was the chief executive officer of InterCAD Corporation, an electronic publishing software company, and from 1969 until 1979, Dr. Heller was the chief executive officer of CADCOM, Inc., a computer-aided design software company. Dr. Heller currently is a member of the board of directors of several privately held companies, including Klein Technologies, Inc., Avatech Solutions, Inc., SYSCOM, Inc., the Baltimore-Washington Venture Group, Annapolis Consulting Group, and the Bahamas Venture Capital Fund. Dr. Heller holds a B.S. and an M.S. in civil engineering from Oklahoma State University and a Ph.D. in engineering from The Catholic University of America.

   Christopher B. Hollenbeck has served as a member of the board of directors of ESPS since July 1997. Mr. Hollenbeck is a principal of H&Q Venture Associates LLC, a venture capital firm, where he has been an Investment Manager for the Adobe Ventures Funds since July 1998. From June 1996 until June 1998, Mr. Hollenbeck served as a vice president in the venture capital department of Hambrecht & Quist LLC From April 1991 until September 1995, Mr. Hollenbeck held various positions in the investment banking department of Hambrecht & Quist LLC. Mr. Hollenbeck is a member of the board of directors of several privately held companies, including AvantGo, Inc., Glyphica and HAHT Software, Inc. Mr. Hollenbeck holds a B.A. in American Studies from Stanford University.

Board Committees

   We have established an audit committee and a compensation committee. The compensation committee:

  . Reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plans; and

  . Makes recommendations to the board of directors regarding such matters.

     The audit committee:

  . Reviews the results and scope of the audit and other services provided by our independent auditors; and

  . Reviews and evaluates our audit and control functions.

Compensation Committee Interlocks and Insider Participation

   The compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of ESPS and administering the incentive compensation and benefit plans. The compensation committee consists of Charles O. Heller and Christopher B. Hollenbeck. Terrence P. Brennan, President, Chief Executive Officer and a director of ESPS, participates in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants of ESPS, except that he is excluded from discussions regarding his own salary, incentive compensation and option grants to officers and directors. No interlocking relationship exists between any member of ESPS's compensation committee and any member of any other company's board of directors or compensation committee.

Director Compensation

   We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. We intend to pay each member of our board who is not an employee a director fee for attending meetings of the board of directors and committee meetings.

   We granted Dr. Heller options to purchase shares of our common stock pursuant to option grant agreements. In May 1995, we granted Dr. Heller an option to purchase 58,000 shares of our common stock at an exercise price of $0.07 per share. In April 1996, we granted Dr. Heller an option to purchase 29,000 shares of our common stock at an exercise price of $0.07 per share. In December 1996, we granted Dr. Heller an option to purchase 130,500 shares of common stock at an exercise price of $0.07 per share. In November 1998, we granted Dr. Heller an option to purchase 29,000 shares of common stock at an exercise price of $4.14 per share. In January 1999, we granted Dr. Heller an option to purchase 21,138 shares of common stock at an exercise price of $8.28 per share. Under the terms of the option agreements, 25% of the options are exercisable on the first anniversary of the grant date and 6.25% become exercisable on the last day of each quarter thereafter. We anticipate that we will grant Mr. Egan an option to purchase 36,250 shares of our common stock at an exercise price equal to the initial public offering price. Mr. Hollenbeck is not currently compensated as a member of our board of directors.

Executive Compensation

   The table below summarizes information concerning the compensation awarded to, earned by, or paid for services rendered to ESPS in all capacities during the fiscal year ended March 31, 1999 by:

  . Our chief executive officer;

  . Our four most highly compensated executive officers as of March 31, 1999 whose total salary and bonus for the fiscal year ended March 31, 1999 exceeded $100,000.

   We did not pay any executive officer named in the summary compensation table any fringe benefits, perquisites or other compensation in excess of 10% of his salary and bonus during the fiscal year ended March 31, 1999.

                           Summary Compensation Table

                                            Annual       Long-Term Compensation
                                         Compensation            Awards
                                      ------------------ ----------------------
                                                               Securities
Name and Principal Position      Year Salary($) Bonus($) Underlying Options (#)
---------------------------      ---- --------- -------- ----------------------
Terrence P. Brennan............. 1999 $175,000  $65,625             --
 President and Chief Executive
 Officer                         1998  150,000   38,000             --

Michael T. Hoey................. 1999  150,000   15,000             --
 Vice President, Research and
 Development                     1998  119,166   30,000         217,500


Kevin Leininger................. 1999  113,950   18,250         145,000
 Vice President, Marketing
Jeffrey C. Sager................ 1999  130,000   36,750          58,000
 Vice President, Sales           1998  102,244   30,000          29,000

George B. Pearcy................ 1999  120,000   31,500             --
 Vice President, Finance and
 Administration                  1998  117,499   30,000          72,500

   The amounts in the earned bonus column represent bonuses which were earned in the fiscal year, but not paid until the subsequent fiscal year. Mr. Leininger joined ESPS on June 8, 1998. Mr. Leininger's annual salary is $140,000.

   The following table contains information regarding options granted in the fiscal year ended March 31, 1999 to the executive officers named in the summary compensation table above. The potential realizable value over the terms of the options is based on assumed rates of stock appreciation in compliance with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of ESPS common stock. For the fiscal year ended March 31, 1999, we granted options to acquire up to an aggregate of 1,394,005 shares to employees and directors, all under the 1995 stock incentive plan and all at an exercise price equal to not less than the fair market value of our common stock on the date of grant as determined in good faith by the board of directors. We also granted options to acquire 426,300 shares to employees at a price that was lower than the estimated fair value of the common stock. Optionees may pay the exercise price by cash, check, promissory note, delivery of already-owned shares of our common stock or by a cashless exercise procedure. Options under the 1995 stock incentive plan generally vest over four years with 25% of the shares vesting on the first anniversary of the grant date, and the remaining option shares vesting 6.25% in every calendar quarter thereafter. We may modify the standard vesting schedule.

                       Option Grants in Last Fiscal Year

                                                                           Potential Realized
                                              Individual Grants             Value at Assumed
                                    --------------------------------------   Annual Rates of
                         Number of      % of                                   Stock Price
                         Securities Total Options                           Appreciation for
                         Underlying  Granted to     Exercise                   Option Term
                          Options   Employees in      Price     Expiration -------------------
Name                     Granted(#)  Fiscal Year  ($/per share)    Date      5%($)    10%($)
----                     ---------- ------------- ------------- ---------- --------- ---------
Terrence P. Brennan.....      --         --             --           --          --        --
Michael T. Hoey.........      --         --             --           --          --        --
Kevin Leininger.........  145,000        8.1%         $0.07       6/8/03   1,770,109 2,134,174
Jeffrey C. Sager........   58,000        3.2          10.34      3/25/04     140,243   334,098
George B. Pearcy........      --         --             --           --          --        --

   The following table presents information regarding the value realized upon exercise of options during the fiscal year ended March 31, 1999 and the number and value of unexercised options held by the executive officers named in the summary compensation table above. As of March 31, 1999, there was no public market for the common stock. The value of unexercised in-the-money options at fiscal year end is based upon a value of $10.00 per share, the assumed initial public offering price, minus the per share exercise price, multiplied by the number of shares underlying the option.

        Aggregated Option Exercises in Fiscal Year Ended March 31, 1999
                       and Fiscal Year End Option Values

                                                  Number of Securities             Value of Unexercised
                           Shares                Underlying Unexercised            In-the-Money Options
                          Acquired    Value   Options at Fiscal Year End(#)        at Fiscal Year End($)
                         On Exercise Realized --------------------------------   -------------------------
Name                         (#)       ($)     Exercisable      Unexercisable    Exercisable Unexercisable
----                     ----------- -------- --------------   ---------------   ----------- -------------
Terrence P. Brennan.....  1,096,563  $83,188            99,688           398,750 $  988,900   $3,955,600
Michael T. Hoey.........    203,145   14,010           193,793           255,563  1,924,360    2,537,736
Kevin Leininger.........     18,125    1,250               --            126,875        --     1,259,869
Jeffrey C. Sager........     59,813    4,125            43,500           114,188    431,955    1,133,882
George B. Pearcy........     58,000    4,000           151,797           123,703  1,507,343    1,228,372

Employee Benefit Plans

   1995 Stock Incentive Plan. Our board of directors and stockholders adopted and approved the 1995 stock incentive plan in April 1995. Since its adoption the plan has been periodically amended. The 1995 plan provides for grants of incentive stock options, non-qualified stock options and stock awards to employees, directors, consultants and advisors. Members of the non-employee director administrative committee are not eligible to receive options and awards. We may issue options to purchase a maximum of 7,880,170 shares of common stock under the 1995 plan, which includes 1,160,000 shares that were authorized for issuance under the plan by our board of directors in May 1999, subject to approval by our stockholders. The board of directors may not increase the maximum number of shares without obtaining the approval of the stockholders. No options or awards may be granted under the 1995 plan after April 2005.

   The 1995 plan may be administered by the board of directors or a committee of non-employee directors. The plan administrator has the power to determine the persons to whom, the times at which, and the price at which the options and awards shall be granted, and to determine the type of option or award to be granted and the number of shares subject to options and awards.

   The plan administrator determines the price for options. For a non-qualified stock option, the price shall be at least equal to 85% of the fair market value of the shares on the date the option is granted. For an incentive stock option, the price shall be at least 100% of the fair market value on the date the option is granted. If a recipient of an incentive stock option owns shares possessing more than 10% of the total voting power of all classes of stock, the option price shall be at least 110% of the fair market value on the grant date.

   Options expire no later than five years after the date of the grant. Options expire thirty days from the date the recipient's employment or service with the company terminates or twelve months after termination which is due to disability or death, unless the grant agreement or plan administrator includes different termination dates. Options are not transferable during the lifetime of the recipient, except that a non-qualified stock option may be transferred under a domestic relations order, or if the grant agreement permits a transfer of the option.

   The 1995 plan specifies that in the event of a change of control of ESPS, the plan administrator may take action with respect to options, including terminating options with 15 days' notice, or causing options to become immediately exercisable in full. If we merge into another company or sell all or substantially all of our assets, options shall become immediately exercisable unless the successor company agrees to assume the options or provide equivalent options.

   Awards of stock granted pursuant to the 1995 plan shall be in the form of written award agreements approved by the plan administrator. The plan administrator may impose restrictions and forfeiture conditions on stock awards.

   In the event that the outstanding shares are modified by reason of a reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination or exchange of shares, the plan administrator shall make adjustments to the aggregate number of shares available under the 1995 plan and the number of shares and price per share of outstanding options.

   Employee Stock Purchase Plan. Our board of directors adopted and approved an employee stock purchase plan in May 1999 to provide our employees with the opportunity to purchase our common stock, subject to approval by our stockholders. The plan is intended to qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code.

   We have reserved 350,000 shares of our common stock which may be issued under the plan. Employees are eligible if they are full or part-time employees who work for us for over 20 hours per week and for more than five months per year, and do not own stock possessing 5% or more of the voting power or value of our stock.

   The plan permits employees to purchase shares of common stock through payroll deductions of up to 15% of their base compensation. The purchase periods are six month periods, except for the first purchase period, which begins with the completion of the public offering and ends on December 31, 1999. The maximum number of shares that an employee may purchase during a purchase period is 2,000 shares. The plan administrator may also limit the total number of shares that may be purchased by all employees in a purchase period.

   The price of the stock will be 85% of the fair market value of the common stock on either the first day of the purchase period or on the day the stock is purchased, whichever is lower. An employee may not purchase stock valued at over $25,000 in any calendar year.

   The plan will terminate in ten years; however, our board of directors has the right to terminate the plan at any time.

   401(k) Profit Sharing Plan. We have adopted a tax-qualified employee savings and retirement plan, the 401(k) profit sharing plan, for eligible U.S. employees. Eligible employees may elect to defer a portion of their eligible compensation, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) profit sharing plan in an amount determined annually by ESPS. Any contributions to the plan by us or the participants are paid to a trustee. The contributions made by ESPS, if any, are subject to a vesting schedule; all other contributions are fully vested at all times. The 401(k) profit sharing plan, and the accompanying trust, is intended to qualify under sections 401(k) and 501 of the Internal Revenue Code, so that contributions by us or by employees and income earned if any on plan contributions are not taxable to employees until withdrawn and contributions by us, if any, will be deductible by us when made. At the direction of each participant, the trustee invests the contributions made to the 401(k) profit sharing plan in any number of investment options.

Limitations on Liability of Directors and Officers and Indemnification

Limitation of Liability

   Our certificate of incorporation specifies that our directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

  . Any breach of the duty of loyalty to the corporation or its stockholders;

  . Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . Any transaction from which the director derived an improper personal benefit.

   This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

Indemnification

   Our certificate of incorporation specifies that we will indemnify our directors officers and employees, and may indemnify our other corporate agents, to the fullest extent permitted by law. An officer or director shall not be entitled to indemnification if:

  . The officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

  . The officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.

                              CERTAIN TRANSACTIONS

Agreement with Adobe Systems Incorporated

   In November 1997, we signed a license and marketing agreement with Adobe Systems Incorporated. Adobe Systems Incorporated is a majority partner of a limited partnership which is a limited partner in Adobe Ventures L.P., a significant stockholder of ESPS. H&Q Adobe Ventures Management L.P., a stockholder of ESPS, is a general partner in Adobe Ventures L.P. Under this agreement, we customized software for Adobe Systems Incorporated and granted Adobe an exclusive, non-transferable, world-wide license to use the customized software.

   We received license fees of $1.8 million for the use of the customized software. We are also entitled to receive royalty fees based on sales of the Adobe software product which incorporates our technology. As of the fiscal year ended March 31, 1999 we have received royalties of approximately $158,000.

Issuance of Preferred Stock to Significant Stockholders

   In March 1997, we issued additional shares of preferred stock to H&Q ESPS Investors L.P., and to Adobe Ventures, L.P., two of our significant stockholders. Under the terms of the stock purchase agreement, Adobe Ventures L.P. purchased 2,500,000 shares of preferred stock, and H&Q ESPS Investors L.P. purchased 1,500,000 shares of preferred stock, at a price of $1.00 per share. These shares of preferred stock will convert into shares of common stock upon consummation of the offering. Partial payment for the shares sold to Adobe Ventures L.P. was in the form of cancellation of promissory notes. We have also entered into a rights agreement with these two stockholders, which grants them rights to require registration of their shares of preferred stock or the common stock into which their preferred shares are convertible. See "Description of Capital Stock--Registration Rights."

Promissory Notes Payable to Adobe Ventures L.P.

   In July 1996, we issued a promissory note payable to Adobe Ventures L.P. in the amount of $500,000 with interest at a rate of 6.04% per year. In September 1996, we issued a promissory note payable to Adobe Ventures L.P. in the amount of $500,000 with interest at a rate of 6.02% per year. In November 1996, we issued a promissory note payable to Adobe Ventures L.P. in the amount of $500,000 with interest at a rate of 5.96%. The amount due was convertible into shares of preferred stock, and the loans were fully paid by the issuance of preferred stock to Adobe Ventures L.P. in March 1997.

Relationship Between a Director and Significant Stockholder

   Christopher B. Hollenbeck, a member of our board of directors, is a limited partner of H&Q Adobe Ventures Management LP, the general partner of Adobe Ventures, L.P., a significant stockholder of ESPS. Mr. Hollenbeck was elected to our board of directors by the holders of series A preferred stock exercising their right to elect a director under our certificate of incorporation. The right to elect a member of the board of directors terminates when the shares of series A preferred stock convert into common stock.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table contains information regarding the beneficial ownership of the common stock of ESPS as of April 30, 1999 by:

  . Each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock;

  . The executive officers named in the summary compensation table;

  . Each director of ESPS;

  . All directors and executive officers as a group; and

  . All other selling stockholders.

   The persons named in the table have sole voting and investment power over all shares of common stock held by them subject to any state community property laws. The percentage ownership in the following table is based on 11,862,182 shares of common stock outstanding as of April 30, 1999 and 15,362,182 shares outstanding immediately following the completion of this offering. The number of options represents stock options that are exercisable within 60 days of April 30, 1999. When shares are issued upon exercise of options, warrants or other rights to acquire our capital stock, there will be further dilution to new public investors.

                                  Prior To Offering            Number of             After Offering
                         -----------------------------------    Shares     -----------------------------------
          Name            Shares   Options   Total   Percent Being Offered  Shares   Options   Total   Percent
          ----            ------   -------   -----   ------- ------------- --------- ------- --------- -------
5% Stockholders
Adobe Incentive
 Partners L.P........... 4,930,000   --    4,930,000  41.6%       --       4,930,000   --    4,930,000  32.1%
 345 Park Avenue
 San Jose, CA 95110
H&Q ESPS
 Investors LP........... 2,900,000   --    2,900,000  24.4%       --       2,900,000   --    2,900,000  18.9%
 One Bush Street
 San Francisco, CA 94104
Adobe Ventures L.P......   820,201   --      820,201   6.9%       --         820,201   --      820,201   5.3%
 One Bush Street
 San Francisco, CA 94104


                                    Prior To Offering             Number of              After Offering
                          -------------------------------------    Shares     -------------------------------------
          Name              Shares   Options   Total    Percent Being Offered   Shares   Options   Total    Percent
          ----              ------   -------   -----    ------- ------------- ---------- ------- ---------- -------
Executive Officers and
 Directors
Terrence P. Brennan.....   1,096,563  99,688  1,196,251  10.0%     112,018       984,545  99,688  1,084,233   7.0%
Michael T. Hoey.........     203,145 193,793    396,938   3.3%      33,351       169,794 193,793    363,587   2.3%
Kevin Leininger.........      18,125  18,125     36,250   0.3%         --         18,125  18,125     36,250   0.2%
Jeffrey C. Sager........      59,813  43,500    103,313   0.9%       9,674        50,139  43,500     93,639   0.6%
George B. Pearcy........      58,000 151,798    209,798   1.7%      19,647        38,353 151,798    190,151   1.2%
Michael J. Egan.........         --      --         --    --           --            --      --         --    --
Charles O. Heller.......     147,719  13,594    161,313   1.4%      50,000        97,719  13,594    111,313   0.7%
Christopher B.
 Hollenbeck.............   8,700,000     --   8,700,000  73.3%         --      8,700,000     --   8,700,000  56.6%
All directors and
 executive officers as a
 group (10 persons).....  10,283,365 520,498 10,803,863  90.9%     224,690    10,058,675 520,498 10,579,173  68.8%

Other Selling
 Stockholders
Mark Gavin..............      36,540     --      36,540   0.3%      18,270        18,270     --      18,270   0.1%
Ronald M. Swartz........     328,860     --     328,860   2.8%     128,860       200,000     --     200,000   1.3%
Larry D. Tindell........     164,430     --     164,430   1.4%     128,180        36,250     --      36,250   0.2%

   The shares listed for Mr. Hollenbeck include 4,930,000 shares of common stock issuable upon conversion of shares of series A preferred stock owned and held by Adobe Incentive Partners L.P., Adobe Ventures L.P. and H&Q Adobe Ventures Management, L.P. and 2,900,000 shares of common stock issuable upon conversion of shares of series A preferred stock owned and held by H&Q ESPS Investors LP. Mr. Hollenbeck is a limited partner of H&Q Adobe Ventures Management L.P., a general partner of Adobe Ventures L.P., and may be deemed to share voting and investment power with respect to the shares held by Adobe Ventures L.P. Mr. Hollenbeck has a financial interest in H&Q ESPS Investment Management Co. LLC, a general partner of H&Q ESPS Investors LP. Mr. Hollenbeck disclaims beneficial ownership of the shares held by Adobe Ventures L.P. and the shares held by H&Q ESPS Investors, LP., except for his financial interest.

   If the underwriters exercise their over-allotment option to purchase up to 291,692 shares of common stock, then the following stockholders named in the table above will sell up to the following number of additional shares: Terrence
P. Brennan, 187,044 shares, Michael T. Hoey, 55,688 shares, George B. Pearcy, 32,806 shares, and Jeffrey C. Sager, 16,154 shares.

                          DESCRIPTION OF CAPITAL STOCK

General

   At the closing of the offering our authorized capital stock will consist of 50,000,000 shares of common stock and 6,000,000 shares of preferred stock. Before the offering, there will be 6,000,000 shares of series A preferred stock issued and outstanding. These shares of series A preferred stock will automatically convert into an aggregate of 8,700,000 shares of common stock upon consummation of this offering. After the offering there will be no preferred stock issued and outstanding.

   The following is a description of our capital stock. Our certificate of incorporation, bylaws and Delaware law contain additional provisions which also apply to our capital stock.

Common Stock

   As of April 30, 1999 there were 3,162,182 shares of common stock outstanding which were held of record by 54 stockholders.

   Holders of common stock are entitled to one vote per share on all matters to be voted upon. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to receive dividends declared by the board of directors out of funds legally available for the payment of dividends, limited by the preferences that apply to any outstanding preferred stock. See "Dividend Policy." Upon a liquidation, dissolution or winding up of ESPS, the holders of common stock are entitled to share proportionately in all assets remaining after payment of liabilities, after we fulfill the distribution rights of then outstanding preferred stock. The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares issued in this offering will be fully paid and nonassessable.

Preferred Stock

   Our certificate of incorporation authorizes the board of directors, without stockholder action, to designate and issue preferred stock. The board may designate the voting powers, preferences and rights of the preferred shares, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

  . Restricting dividends on common stock;

  . Diluting the voting power of common stock;

  . Impairing the liquidation rights of the common stock;

  . Delaying or preventing a change of control of ESPS without stockholder action; and

  . Harming the market price of common stock.

   We have no plans to issue any shares of preferred stock.

Registration Rights

   Shares of our series A preferred stock convert into shares of our common stock. The common stock which these preferred shares convert into is unregistered. In July 1994, we granted registration rights to holders of our series A preferred stock. In addition, we granted registration rights to Larry
D. Tindell, Ronald M. Swartz and Mark Gavin, who hold unregistered shares of our common stock. These registration rights are provided under the terms of an agreement between us and the holders of the registrable securities. The agreement grants three types of registration rights:

  . Requested Registration. The holders of the registrable securities may require us to use our best efforts to prepare a registration statement and other related documents which would permit the sale of the registrable securities. We only need to prepare the registration statement and related documents if at least 25% of the registrable securities are to be registered, or if the aggregate offering price will be least $5,000,000. We shall pay the expenses incurred in a requested registration.

  . ESPS Registration. If we elect to register any of our shares of common stock in a public offering, the holders of the registrable securities are entitled to include their shares in the registration. We have the right to reduce the number of shares to be registered in view of market conditions. We shall pay the expenses incurred in an ESPS registration.

  . Registration on Form S-3. Holders of the registrable securities may require that we register their shares for public resale on Form S-3, if we are eligible to use Form S-3 and the value of the securities to be registered is at least $500,000. We are only required to make one requested S-3 registration in any six month period. The requesting holders shall pay the expenses incurred in a registration on Form S-3.

Delaware Anti-Takeover Law and Provisions in Our Charter and Bylaws

   Provisions of Delaware law, our certificate of incorporation and bylaws could make the acquisition of ESPS and the removal of incumbent officers and directors more difficult. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to control ESPS to first negotiate with us. We believe that the benefits provided to ESPS by allowing us to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging such proposals since we will have the opportunity to negotiate improved terms. These provisions deter transactions not approved by our board, and could have the effect of discouraging tender offers which may provide a premium over market price for shares of common stock. Consequently, the provisions may also inhibit fluctuations in the market price of our shares resulting from actual or rumored takeover attempts.

   Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, or the anti-takeover law, which regulates corporate acquisitions. The anti-takeover law prohibits a publicly-held Delaware corporation from engaging in a business combination with any interested stockholder for three years following the date the person became an interested stockholder, unless the transaction is approved in a prescribed manner.

  . A business combination includes a merger, consolidation, asset or stock sale, or any transaction resulting in a financial benefit to the interested stockholder.

  . An interested stockholder is a person or entity who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of the corporation's voting stock.

   Our Charter Documents. Our certificate of incorporation eliminates the right of stockholders to act by written consent without an annual or special meeting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of ESPS. These provisions are intended to enhance continuity and stability in the composition of the board of directors and to reduce the vulnerability to unsolicited or hostile takeovers, and could delay changes in the control or management of ESPS.

Transfer Agent

   The transfer agent and registrar for the common stock is StockTrans, Inc., Ardmore, Pennsylvania.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Of the 15,362,182 shares to be outstanding after the offering assuming that the underwriters do not exercise their over-allotment option, 4,000,000 shares of common stock will be freely tradeable. After the offering, 10,058,675 shares will be held by affiliates, as that term is defined in Rule 144(a) under the Securities Act of 1933. For purposes of Rule 144, an affiliate of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. The shares held by affiliates are restricted securities under the Securities Act of 1933, which may only be sold in the public market upon the expiration of certain holding periods under Rule 144, and are subject to the volume and manner of sale limitations of Rule 144.

   In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least two years, including an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . one percent of the then outstanding shares of our common stock, approximately 154,000 shares immediately following the offering, or

  . the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale.

   Sales under Rule 144 also must satisfy the manner of sale provisions, notice requirements and the availability of current public information about us. A shareholder who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without volume limitations, manner of sale provisions or public information requirements.

   Beginning 90 days after the offering, any employee, officer, director or consultant of ESPS who purchased shares under a written benefit plan or contract may rely on the resale provisions of Rule 701 to sell shares of our stock, unless a lock-up agreement has been signed which applies to these shares. Rule 701 permits affiliates to sell their shares without complying with the holding period requirements of Rule 144. Rule 701 also permits non-affiliates to sell shares without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

   All of our affiliates have agreed to further restrict their shares by entering into lock-up arrangements discussed below.

   We have granted options to purchase shares of our common stock under our 1995 stock incentive plan. As of April 30, 1999, options to purchase 791,860 shares of our common stock were fully vested and exercisable. An additional 221,464 shares were reserved for issuance under the 1995 stock incentive plan. We intend to register the shares of common stock issuable or reserved for issuance under the plan upon the completion of this offering.

Lock-up Arrangements

   We have entered into lock-up arrangements with our officers and directors, some employees and some stockholders, except for stockholders owning an aggregate of 46,045 shares. Our officers and directors and some of our stockholders have agreed not to sell their shares of our common stock for 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC. Our employees and former employees have agreed not to sell more than five percent of the sum of the number of shares owned plus the number of shares which could be issued under any options held for 180 days after the date of this prospectus. When these lock-up agreements expire, 11,229,475 additional shares will be available for sale in the public market, subject to the limitations of Rule 144.

                                  UNDERWRITING

   The underwriters named below, through their representatives, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and Charles Schwab & Co., Inc. have agreed to purchase the following number of shares of common stock from ESPS and the selling stockholders:

                                                                       Number of
     Name                                                               Shares
     ----                                                              ---------
     Hambrecht & Quist LLC............................................
     BancBoston Robertson Stephens Inc. ..............................
     U.S. Bancorp Piper Jaffray Inc...................................
     Charles Schwab & Co., Inc........................................
                                                                       ---------
       Total.......................................................... 4,000,000
                                                                       =========

   The underwriters are obligated to purchase shares of common stock offered in this prospectus if any of the shares are purchased. However, we and the selling stockholders must satisfy conditions specified in the underwriting agreement, including demonstrating that there has not been a material adverse change in our business and providing certificates, opinions and letters from us, the selling stockholders, counsel and the independent auditors.

   The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price printed on the cover page of this prospectus and to dealers at the initial public offering price less a maximum
concession of $    per share. The underwriters may allow and the dealers may
reallow a maximum concession of $    per share to brokers and dealers. After
the initial public offering of the shares, the underwriters may change the offering price and other selling terms.

   The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters in connection with this offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                   Total
                                                            -------------------
                                                             Without    With
                                                       Per    Over-     Over-
                                                      Share allotment allotment
                                                      ----- --------- ---------
Underwriting discounts and commissions paid by us....
Underwriting discounts and commissions paid by
 selling stockholders................................

   We will pay the offering expenses, estimated to be $1.6 million.

   We have granted the underwriters an option exercisable no later than 30 days after the date of this prospectus to purchase up to 308,308 additional shares of common stock, and several of the selling stockholders have granted the underwriters an option to purchase up to 291,692 additional shares of common stock at the initial public offering price, less the underwriting discount printed on the cover page of this prospectus. If the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares the underwriter purchased in the above table. We and the selling stockholders will be obligated to sell the shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares of common stock offered in this prospectus.

   The offering of the shares is made for delivery when as and if accepted by the underwriters. An offer for sale may be withdrawn, cancelled or modified without notice. The underwriters reserve the right to reject all or part of an order for the purchase of shares.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in connection with liabilities.

   The selling stockholders and other stockholders, including executive officers and directors, who will own in the aggregate 11,229,475 shares of our common stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer or sell any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or convertible into shares of our common stock during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer or sell any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of our common stock during the 180-day period following the date of this prospectus. We may issue shares upon the exercise of options granted prior to the date of this prospectus, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, the additional options shall not be exercisable during the 180-day period.

   Persons participating in this offering may over-allot or effect transactions which stabilize or maintain the market price of our common stock at levels above those which might prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of our common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the counter market, or otherwise. Stabilizing, if commenced, may be discontinued at any time.

   Before this offering, there has been no market for our common stock. The initial public offering price for our common stock will be determined by negotiation among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations and our management. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions.

   We have applied for quotation of our common stock on the Nasdaq National Market under the symbol ESPS.

   Under the conduct rules of the National Association of Securities Dealers or the NASD, due to the ownership interest in ESPS by affiliates of Hambrecht & Quist LLC, ESPS may be deemed to be an affiliate of Hambrecht & Quist LLC and as such this offering is being made under Rule 2720 (d)(2). Accordingly, the public offering price can be no higher than recommended by a qualified independent underwriter. BancBoston Robertson Stephens Inc. has agreed to serve in this role and to recommend a price to fulfill the requirements of the NASD conduct rules. BancBoston Robertson Stephens Inc., in its role as a qualified independent underwriter, has performed a due diligence investigation and has reviewed and participated in the preparation of this prospectus and the registration statement which includes this prospectus. The NASD conduct rules specify that no NASD member participating in the distribution may confirm sales to those accounts over which it has discretionary authority without prior specific written consent.

   H&Q ESPS Investors, L.P. holds 2,000,000 shares of series A preferred stock, which will automatically convert into 2,900,000 shares of common stock upon consummation of this offering. H&Q ESPS Investors,

L.P. is a Delaware limited partnership with two general partners. One of the general partners is a wholly-owned subsidiary of Hambrecht & Quist California and the other is a limited liability company whose members are unaffiliated with the Hambrecht & Quist LLC. In addition, the limited partners of H&Q ESPS Investors, L.P. include employees of Hambrecht & Quist LLC or directors of Hambrecht & Quist Group, the parent corporation of Hambrecht & Quist California. Hambrecht & Quist LLC, one of the underwriters in this offering, is wholly owned by Hambrecht & Quist California.

   Adobe Ventures L.P. holds 565,656 shares of series A preferred stock which will automatically convert into 820,201 shares of common stock upon consummation of this offering. H&Q Adobe Ventures Management L.P. is a general partner of Adobe Ventures L.P. and holds 34,344 shares of series A preferred stock which will convert into 49,799 shares of common stock upon consummation of this offering. Adobe Ventures Management Inc., a limited partner of H&Q Adobe Ventures Management L.P., is a wholly-owned subsidiary of Hambrecht & Quist California. Hambrecht & Quist LLC, one of the underwriters in this offering, is wholly owned by Hambrecht & Quist California.

   Under the terms of the series A preferred stock, the holders of the series A preferred stock have had the power to elect one member of our board of directors which right terminates upon completion of the offering.

                                 LEGAL MATTERS

   Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania will provide ESPS an opinion relating to the validity of the common stock issued in this offering. Brobeck, Phleger & Harrison LLP, New York, New York will provide the underwriters an opinion related to other matters in this offering.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our financial statements at March 31, 1999 and 1998, and for each of the three years in the period ended March 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          ADDITIONAL ESPS INFORMATION

   We have filed with the SEC a registration statement on Form S-1 with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information described in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to ESPS and the common stock, refer to the registration statement and the related exhibits and schedules. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Upon completion of this offering, we must comply with the information and periodic reporting requirements of the Securities Exchange Act and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the web site of the SEC.

                                   ESPS, INC.

                         INDEX TO FINANCIAL STATEMENTS
               For the years ended March 31, 1997, 1998 and 1999

                                    Contents

Report of Independent Auditors.............................................. F-2
Audited Financial Statements
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statements of Stockholders' Equity.......................................... F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
ESPS, Inc.

   We have audited the accompanying balance sheets of ESPS, Inc. as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESPS, Inc. at March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Philadelphia, Pennsylvania
April 28, 1999, except as to Note 13, as to which the date is June   , 1999

   The foregoing report is in the form that will be signed upon the completion of the stock split described in Note 13 to the financial statements.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennyslvania
May 18, 1999

                                   ESPS, INC.

                                 BALANCE SHEETS
                                 (In thousands)

                                                                    Proforma
                                                                  Stockholders'
                                                   March 31,        Equity at
                                                ----------------    March 31,
                                                 1998     1999        1999
                                                -------  -------  -------------
                    ASSETS
Current assets:
  Cash and cash equivalents.................... $ 4,558  $ 1,812
  Accounts receivable, net of allowance of $50
   and $127, respectively......................   3,616    6,210
  Accounts receivable--related party...........     323      158
  Deferred income taxes........................     650      322
  Deferred offering costs......................     --       696
  Other current assets.........................      49      340
                                                -------  -------
    Total current assets.......................   9,196    9,538
Property and equipment, net....................     763    2,330
Other assets...................................      58       28
                                                -------  -------
    Total assets............................... $10,017  $11,896
                                                =======  =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................. $    30  $   956
  Accrued expenses.............................   1,045    2,311
  Deferred revenues--current...................   2,802    1,905
  Deferred revenues--related party.............   1,200      --
                                                -------  -------
    Total current liabilities..................   5,077    5,172
Deferred revenues, less current portion........      44      --
Stockholders' equity:
  Series A preferred stock, $0.001 par value:
    Authorized shares--6,000
    Issued and outstanding shares--6,000 at
     March 31, 1998 and 1999 and 0 proforma
     basis as of March 31, 1999 (liquidation
     preference of $6,000) ....................       6        6     $  --
  Common stock, $0.001 par value;
    Authorized shares--50,000
    Issued and outstanding shares--1,318 and
     3,154 at March 31, 1998 and 1999,
     respectively and 11,854 proforma basis as
     of March 31, 1999.........................       1        3         12
  Additional paid-in capital...................   6,186    6,570      6,567
  Retained earnings (accumulated deficit)......  (1,127)     349        349
  Deferred stock compensation..................    (170)    (204)      (204)
                                                -------  -------     ------
    Total stockholders' equity.................   4,896    6,724     $6,724
                                                -------  -------     ======
    Total liabilities and stockholders' equity. $10,017  $11,896
                                                =======  =======

                              See accompanying notes.

                                   ESPS, INC.

                            STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                       Year ended March 31,
                                                      ------------------------
                                                       1997     1998    1999
                                                      -------  ------  -------
Revenues:
  Software licenses.................................. $   648  $6,814  $11,676
  Software licenses--related party...................     --      --     1,778
  Services and maintenance...........................     420   1,832    4,315
  Services and maintenance--related party............     --      --       180
                                                      -------  ------  -------
    Total revenues...................................   1,068   8,646   17,949
Cost of revenues:
  Software licenses..................................      68     258      298
  Services and maintenance...........................     506   1,589    3,193
                                                      -------  ------  -------
    Total cost of revenues...........................     574   1,847    3,491
                                                      -------  ------  -------
Gross profit.........................................     494   6,799   14,458
Operating expenses:
  Research and development...........................   1,407   1,978    3,829
  Sales and marketing................................     714   1,283    5,185
  General and administrative.........................   1,147   1,229    3,162
                                                      -------  ------  -------
    Total operating expenses.........................   3,268   4,490   12,176
                                                      -------  ------  -------
Income (loss) from operations........................  (2,774)  2,309    2,282
Interest, net........................................     (39)     52      130
                                                      -------  ------  -------
Income (loss) before income taxes....................  (2,813)  2,361    2,412
Income tax provision (benefit).......................     --     (514)     936
                                                      -------  ------  -------
Net income (loss).................................... $(2,813) $2,875  $ 1,476
                                                      =======  ======  =======
Earnings (loss) per share:
  Basic.............................................. $ (3.51) $ 3.81  $  0.57
  Diluted............................................   (3.51)   0.25     0.10
Shares used in computation of earnings (loss) per
 share:
  Basic..............................................     801     754    2,575
  Diluted............................................     801  11,326   14,641
Pro forma earnings per share:
  Basic..............................................                  $  0.13
  Diluted............................................                     0.10
Shares used in computation of pro forma earnings per
 share:
  Basic..............................................                   11,275
  Diluted............................................                   14,641

                            See accompanying notes.

                                   ESPS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)

                            Series A                                    Retained
                         Preferred Stock    Common Stock   Additional   Earnings     Deferred       Total
                         -----------------  --------------  Paid-In   (Accumulated    Stock     Stockholders'
                         Shares    Amount   Shares  Amount  Capital     Deficit)   Compensation    Equity
                         --------  -------  ------  ------ ---------- ------------ ------------ -------------
Balance at
 March 31, 1996.........    2,000   $     2   854    $--     $1,972     $(1,189)      $ --         $  785
  Issuance of series A
   preferred stock......    4,000         4   --      --      3,996         --          --          4,000
  Stock issuance costs..      --        --    --      --        (10)        --          --            (10)
  Repurchase of common
   stock................      --        --   (323)    --        --          --          --            --
  Net loss..............      --        --    --      --        --       (2,813)        --         (2,813)
                         --------   ------- -----    ----    ------     -------       -----        ------
Balance at
 March 31, 1997.........    6,000         6   531     --      5,958      (4,002)        --          1,962
  Exercise of stock
   options..............      --        --    787       1        58          --         --             59
  Deferred stock
   compensation.........      --        --    --      --        170         --         (170)          --
  Net income............      --        --    --      --        --        2,875         --          2,875
                         --------   ------- -----    ----    ------     -------       -----        ------
Balance at
 March 31, 1998.........    6,000         6 1,318       1     6,186      (1,127)       (170)        4,896
  Exercise of stock
   options..............      --        --  1,836       2       132         --          --            134
  Deferred stock
   compensation.........      --        --    --      --        252         --         (252)          --
  Amortization of
   deferred stock
   compensation.........      --        --    --      --        --          --          218           218
  Net income............      --        --    --      --        --        1,476         --          1,476
                         --------   ------- -----    ----    ------     -------       -----        ------
Balance at
 March 31, 1999.........    6,000   $     6 3,154    $  3    $6,570     $   349       $(204)       $6,724
                         ========   ======= =====    ====    ======     =======       =====        ======

                            See accompanying notes.

                                   ESPS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                     Year ended March 31,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
Operating activities:
Net income (loss).................................. $(2,813) $ 2,875  $ 1,476
Adjustments to reconcile net income (loss) to net
 cash (used in) provided by operating activities:
  Depreciation and amortization....................     170      223      464
  Deferred income taxes............................     --      (650)     328
  Provision for losses on accounts receivables.....     --        50       77
  Amortization of deferred stock compensation......     --       --       218
  Changes in assets and liabilities:
    Accounts receivable............................    (370)  (3,619)  (2,506)
    Other current assets...........................     (85)     (16)    (291)
    Accounts payable and accrued expenses..........      93      757    1,579
    Deferred revenue...............................     679    3,115   (2,141)
                                                    -------  -------  -------
      Net cash (used in) provided by operating
       activities..................................  (2,326)   2,735     (796)
Investing activities:
Purchase of property and equipment.................    (224)    (547)  (2,001)
Financing activities:
Proceeds from issuance of bridge loan..............   1,500      --       --
Proceeds from the issuance of preferred stock......   2,500      --       --
Stock issuance and deferred offering costs.........     (10)     --       (83)
Proceeds from exercise of stock options............     --        59      134
                                                    -------  -------  -------
      Net cash provided by financing activities....   3,990       59       51
                                                    -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents.......................................   1,440    2,247   (2,746)
Cash and cash equivalents, beginning of year.......     871    2,311    4,558
                                                    -------  -------  -------
Cash and cash equivalents, end of year............. $ 2,311  $ 4,558  $ 1,812
                                                    =======  =======  =======
Supplemental disclosures of cash flow information:
Conversion of bridge loan to preferred stock....... $ 1,500  $   --   $   --
Liability incurred for offering costs.............. $   --   $   --   $   613
Cash paid for income taxes......................... $   --   $     6  $   236

                            See accompanying notes.

                                   ESPS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999

1. Business

   ESPS, Inc. (formerly Electronic Submission Publishing Systems, Inc.), a Delaware corporation, is a leading provider of electronic compliance management solutions to businesses in highly regulated industries. The Company's solution, which consists of the CoreDossier family of software products and related services, enables users across departments and throughout an enterprise to collaborate in the authoring, compilation, distribution, publishing and reuse of compliance information and regulatory submissions. The Company designed its CoreDossier software products to utilize advanced technologies, such as corporate intranets and the Internet, and to meet emerging electronic compliance requirements and standards. The Company's solution enables its customers to realize a return on their investment by reducing the cost and burden of compliance while also reducing the time required to bring new products and services to market. The Company's initial concentration has been directed to the pharmaceutical industry.

2. Accounting Policies

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Pronouncements

   The Financial Accounting Standards Board recently issued Statements of Financial Accounting Standards Nos. 130 and 131, which establish standards for the reporting of comprehensive income and disclosure concerning segment information, respectively. The adoption of the requirements of these standards has not resulted in a material effect on the Company's financial position or results of operations.

Revenue Recognition

   Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), was issued in October 1997 by the American Institute of Certified Public Accountants (AICPA) and was amended by Statement of Position 98-4 (SOP 98-4). The Company adopted SOP 97-2 for fiscal year ending March 31, 1998. Based upon their interpretation of SOP 97-2 and SOP 98-4, the Company believes its current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. However, full implementation guidelines for this standard have not yet been issued.

   Additionally, the AICPA recently issued SOP 98-9, which provides certain amendments to SOP 97-2 and is effective for transactions entered into after April 1, 1999. This pronouncement has not and is not expected to materially impact the Company's revenue recognition practices.

   The Company generates revenues through the sale of software licenses and services and maintenance to end users. Software licenses revenues are generated from licensing the rights to use the Company's products. Services and maintenance revenues are generated from sales of customer support services contracts and consulting and training services performed for customers that license the Company's products.

   Revenues from the sale of software licenses are recognized upon shipment of software when persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific

                                   ESPS, INC.

2. Accounting Policies (continued)

Revenue Recognition (continued)

objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, customer support services, or consulting services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

   Revenues from maintenance are recognized ratably over the term of the customer support contract, typically one year. Consulting revenues are primarily related to implementation services performed on a time-and-materials basis under separate service arrangements related to the installation of the Company's software products. Revenues from consulting and training services are recognized as services are performed. If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the software is not subject to acceptance criteria.

   Revenues from one customer exceeded 10% of total revenues and accounted for approximately $1,958,000, of revenues during the year ended March 31, 1999 (Note 8). Revenues from three customers each exceeding 10% of total revenues accounted for approximately $1,495,000, $1,297,000, and $1,185,000, of total revenues during the year ended March 31, 1998. Amounts due from these customers amounted to approximately $193,000 at March 31, 1998. Revenues from four customers each exceeding 10% of total revenues accounted for approximately $473,000, $249,000, $200,000 and $146,000 of total revenues during the year ended March 31, 1997.

Cash and Cash Equivalents

   The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments

   At March 31, 1999, the Company had the following financial instruments: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature.

Concentration of Credit Risk and Major Customers

   Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company's customer base is mainly in North America and Europe and consists of companies in the pharmaceutical, chemical and utility industries. The Company does not require collateral or other security to support credit sales, but provides an allowance for bad debts based on historical experience and specifically identified risks.

Deferred Offering Costs

   As of March 31, 1999, specific incremental costs directly attributable to the Company's planned initial public offering process have been deferred. These costs will be charged against additional paid-in capital in connection with the consummation of this offering.

                                   ESPS, INC.

2. Accounting Policies (continued)


Property and Equipment

   Property and equipment is recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets which range from five to seven years.

Research and Development

   Research and development costs, which consist primarily of software development costs, are expensed as incurred. Financial accounting standards provide for the capitalization of certain software development costs after technological feasibility of the software is established. Under the Company's current practice of developing new products and enhancements, the technological feasibility of the underlying software is not established until substantially all product development is complete, including the development of a working model. No such costs have been capitalized because the impact of capitalizing such costs would not be material.

Accounting for Stock-Based Compensation

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), provides companies with a choice to follow the provisions of SFAS No. 123 in determination of stock-based compensation expenses or to continue with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). The Company continues to follow APB No. 25 and has provided pro forma disclosures as required by SFAS No. 123.

Earnings (Loss) Per Share and Pro Forma Earnings Per Share

   Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other common stock equivalents, including stock options and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.

   Pro forma earnings per share is computed by dividing net income by the weighted average number of common shares outstanding and the weighted average convertible preferred stock outstanding as if such shares were converted into common stock at the time of issuance.

Derivatives

   In June 1998, SFAS No. 133, Accounting for Derivatives and Hedging Activities, was issued which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. Because the Company has never used nor currently intends to use derivatives, management does not anticipate that the adoption of this new standard will have a significant effect on earnings or the financial position of the Company. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999.

                                   ESPS, INC.

3. Property and Equipment

   Property and equipment consists of the following (amounts in thousands):

                                                                   March 31,
                                                                  -------------
                                                                  1998    1999
                                                                  -----  ------
      Computer equipment......................................... $ 760  $1,832
      Computer software..........................................   173     237
      Furniture, fixtures, and office equipment..................   271     903
      Leasehold improvements.....................................    40     273
                                                                  -----  ------
                                                                  1,244   3,245
      Accumulated depreciation...................................  (481)   (915)
                                                                  -----  ------
      Total property and equipment............................... $ 763  $2,330
                                                                  =====  ======

4. Accrued Expenses

   Accrued expenses consist of the following (amounts in thousands):

                                                                     March 31,
                                                                   -------------
                                                                    1998   1999
                                                                   ------ ------
      Income taxes................................................ $  136 $  328
      Sales taxes.................................................    241    405
      Payroll and related.........................................    397    809
      Accrued offering costs......................................    --     613
      Other.......................................................    271    156
                                                                   ------ ------
      Total accrued expenses...................................... $1,045 $2,311
                                                                   ====== ======

5. Capital Stock

   The holders of the series A preferred stock are entitled to noncumulative dividends at a rate of $.08 per share prior to any payment of dividends on common stock.

   Each share of preferred stock is convertible into 1.45 shares of common stock, subject to adjustment in certain circumstances, and has a liquidation preference of $1.00 per share. Conversion is at the option of the stockholders until such time, if ever, that the Company consummates a public offering at a designated price and from which the Company receives proceeds of at least $10,000,000 at which time such conversion becomes mandatory. The preferred stock has voting rights equal to its common stock conversion ratio.

Stock Options

   The Company has a stock option plan whereby the Company may grant either incentive or nonqualified stock options to purchase shares of the Company's common stock. Twenty-five percent of the options are exercisable on the first anniversary of the date of grant or the participant's hire date, whichever is earlier. The additional amounts become exercisable at varying rates from 6.25% to 9.40% on the last day of each quarter thereafter. The Company has authorized 6,720,170 shares to be issued under the plan.

   The incentive stock options may be granted at no less than the fair market value of the shares at the date of grant, and the nonqualified stock options are to be granted at no less than eighty-five percent of the

                                   ESPS, INC.

5. Capital Stock (continued)

Stock Options (continued)

fair market value of the shares at the date of grant. The fair market value of the Company's common stock is determined by the board of directors based on Company specific objective evidence, including periodic outside independent valuations. Under APB No. 25, if the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized. During the years ended March 31, 1998 and 1999, the Company determined that certain common stock options were issued at a price that was lower than the estimated fair value of the common stock, resulting in deferred compensation expense of $170,000 and $252,000, respectively. The deferred compensation is being amortized over the vesting period of the underlying options. Amortization expense of $218,000 was recognized during the year ended March 31, 1999. Amortization of the deferred stock-based compensation balance of $204,000 will approximate $116,000, $62,000, and $26,000 for the fiscal years ending March 31, 2000, 2001, 2002, respectively.

   The following table summarizes information about stock options outstanding at March 31, 1999:

                              Outstanding                           Exercisable
            ------------------------------------------------ --------------------------
                                         Weighted Average
 Per Share  Number of Weighted Average Remaining Contractual Number of Weighted Average
  Prices     Shares   Per Share Price      Life (years)       Shares   Per Share Price
 ---------  --------- ---------------- --------------------- --------- ----------------
 $0.07-
  0.08      2,745,139    $0.07-0.08            3.11           767,572       $0.07
  0.34         45,678       0.34               4.21               --          --
  2.07        486,475       2.07               4.50               --          --
  4.14        152,250       4.14               4.74               --          --
  8.28        263,887       8.28               4.49               --          --
 10.34        180,888      10.34               4.96               --          --
            ---------                                         -------
            3,874,317                                         767,572
            =========                                         =======

   FASB No. 123 requires pro forma information regarding net income as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted average assumptions for all periods presented: risk-free interest rate of 5.2%, dividend yield of 0%, weighted average expected life of the option of 4 years, and minimum value volatility.

Stock Option Activity

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands except per share data):

                                                         Year ended March 31,
                                                         ----------------------
                                                          1997     1998   1999
                                                         -------  ------ ------
      Net income (loss):
        As reported..................................... $(2,813) $2,875 $1,476
        SFAS No. 123 pro forma..........................  (2,815)  2,870  1,309
      Diluted earnings (loss) per share:
        As reported--diluted............................   (3.51)   0.25   0.10
        SFAS No. 123 pro forma..........................   (3.51)   0.25   0.09

                                   ESPS, INC.

5. Capital Stock (continued)

Stock Option Activity (continued)


   The weighted average fair value of options granted during the years ended March 31, 1997, 1998, and 1999 for which the estimated fair value of the stock equaled the exercise price is $0.06, $0.06 and $0.89, respectively. The weighted average fair value of options granted during the years ended 1998 and 1999 for which the stock price exceeded the exercise price is $0.06 and $1.84, respectively.

   A summary of stock option activity follows:

                                                                    Weighted
                                                    Number of   Average Exercise
                                                     Shares     Price Per Share
                                                   -----------  ----------------
   Outstanding at April 1, 1996...................   1,496,581       $0.07
     Granted......................................   2,891,300        0.07
     Canceled.....................................     (72,500)       0.07
                                                   -----------       -----
   Outstanding at March 31, 1997..................   4,315,381        0.07
     Granted......................................     904,800        0.07
     Exercised....................................    (787,169)       0.08
     Canceled.....................................    (114,368)       0.07
                                                   -----------       -----
   Outstanding at March 31, 1998..................   4,318,644        0.07
     Granted......................................   1,820,305        3.74
     Exercised....................................  (1,837,220)       0.07
     Canceled.....................................    (427,412)       0.30
                                                   -----------       -----
   Outstanding at March 31, 1999..................   3,874,317       $1.77
                                                   ===========       =====

6. Income Taxes

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows (amounts in thousands):

                                                                    March 31,
                                                                    -----------
                                                                    1998  1999
                                                                    ----  -----
      Current deferred tax assets:
        Deferred revenue........................................... $ 18  $ --
        Depreciation and amortization..............................    5    --
        Bad debt reserves..........................................   20     51
        Stock compensation and vacation pay........................  --     153
        Other accrued liabilities..................................   40     18
        Tax credits................................................   60     17
        Net operating loss carryforwards...........................  664     83
                                                                    ----  -----
          Total deferred tax asset.................................  807    322
      Less: valuation allowance.................................... (157)   --
                                                                    ----  -----
          Net deferred tax asset................................... $650  $ 322
                                                                    ====  =====

                                   ESPS, INC.

6. Income Taxes (continued)


   A reconciliation of the income tax provision to amounts computed using federal statutory rates is as follows (amounts in thousands):

                                                       Years ended March 31,
                                                       -------------------------
                                                        1997     1998     1999
                                                       ------- --------  -------
   Federal statutory rate............................. $ (957) $    791  $  820
   Change in valuation allowance......................    951    (1,406)   (157)
   State income taxes, net............................    --         90     158
   Other..............................................      6        11     115
                                                       ------  --------  ------
     Income tax provision (benefit)................... $  --   $   (514) $  936
                                                       ======  ========  ======
   Income tax provision (benefit):
     Current:
       Federal........................................ $  --   $    --   $  508
       State..........................................    --        136     100
                                                       ------  --------  ------
                                                          --        136     608
     Deferred:
       Federal........................................    --       (598)    270
       State..........................................    --        (52)     58
                                                       ------  --------  ------
                                                          --       (650)    328
                                                       ------  --------  ------
                                                       $  --   $   (514) $  936
                                                       ======  ========  ======

   For federal income tax purposes, the Company utilized approximately $1,295,000 of net operating loss carryforwards to reduce taxable income for the fiscal year ended March 31, 1999. In addition, during the same period the Company utilized $1,000,000 of net operating losses for state tax purposes. For state income tax purposes the Company has approximately $1,270,000 of operating losses which begin to expire in 2006.

7. Commitments

   The Company leases its office space under an operating lease. Future minimum lease payments subsequent to March 31, 1999 are as follows: $237,000 in 2000, $404,000 in 2001, $379,000 in 2002, $379,000 in 2003, $237,000 in 2004 and
$29,000 thereafter.

   Rent expense was approximately $77,000, $96,000, and $697,000 during the years ended March 31, 1997, 1998, and 1999, respectively.

   The Company is obligated to pay royalties to a third party for the use of its software, which is incorporated into the Company's products. The Company pays royalties ranging from 1.8% to 2.5% of the net selling price of its software licenses. Royalty expense is recorded as software licenses revenue is recognized. The term of this royalty agreement expires in December 1999 and is subject to renewal.

8. Related Party Transaction

   During fiscal 1998, the Company signed a $1,800,000 license agreement with a related party which required the Company to customize software and grant an exclusive, nontransferable

                                   ESPS, INC.

8. Related Party Transaction (continued)

worldwide license to use the customized software. In conjunction with the agreement, the Company received approximately $900,000 in cash during fiscal 1998 and had a receivable of $300,000 as of March 31, 1998 relating to license fees. As of March 31, 1998, the Company deferred all revenue relating to this contract, as delivery of the product had not occurred as of March 31, 1998.

   The Company recognized the revenue related to this contract after delivery occurred in June of 1998 over the period that the required services were performed. The Company recognized $1,800,000 of revenue related to this agreement during the fiscal year ended March 31, 1999.

   The agreement also includes a royalty arrangement in which the Company receives royalties based on sales of the software product. The Company received royalties of approximately $158,000 during the fiscal year ended March 31, 1999.

9. Employee Benefit Plan

   The Company maintains a retirement plan for eligible employees under the provisions of Internal Revenue Code section 401(k). Participants may defer a portion of their annual compensation on a pretax basis, subject to maximum limits on contributions prescribed by law. Contributions by the Company are at the discretion of the board of directors. No discretionary contributions have been made by the Company to date.

10. International Operations

   The Company licenses and markets its products through direct channels throughout the world. Information about the Company's operations in different geographic regions is shown below. Revenues were attributed to geographic areas based on the location of the customer (amounts in thousands.)

                                                           Year ended March 31,
                                                           ---------------------
                                                            1997   1998   1999
                                                           ------ ------ -------
      Revenues:
        United States..................................... $1,068 $7,449 $14,631
        United Kingdom....................................    --     778   2,137
        Rest of world.....................................    --     419   1,181
                                                           ------ ------ -------
      Total revenues...................................... $1,068 $8,646 $17,949
                                                           ====== ====== =======

   The majority of the rest of world revenue is from countries within continental Europe.

                                                           Year ended March 31,
                                                          ----------------------
                                                           1997   1998    1999
                                                          ------ ------ --------
      Long-lived assets:
        United States.................................... $  401 $  747 $  2,027
        United Kingdom...................................      9     16      303
                                                          ------ ------ --------
      Total long-lived assets............................ $  410 $  763 $  2,330
                                                          ====== ====== ========

                                   ESPS, INC.

11. Earnings (Loss) Per Share

   The following table sets forth the computation of basic and diluted earnings
(loss) per share (in thousands except per share data):

                                                         Years ended March 31,
                                                         -----------------------
                                                          1997     1998   1999
                                                         -------  ------ -------
Net income (loss)......................................  $(2,813) $2,875 $ 1,476
                                                         =======  ====== =======
Weighted average number of common shares outstanding...      801     754   2,575
Effect of dilutive securities:
  Stock options........................................      --    1,872   3,366
  Series A preferred stock.............................      --    8,700   8,700
                                                         -------  ------ -------
Adjusted weighted average shares outstanding and
 assumed conversions...................................      801  11,326  14,641
                                                         =======  ====== =======
Pro forma adjustment to weighted average number of
 common shares outstanding for the conversion of series
 A preferred stock.....................................                    8,700
                                                                         -------
Pro forma weighted average shares:
  Basic................................................                   11,275
                                                                         =======
  Diluted..............................................                   14,641
                                                                         =======
Earnings (loss) per share:
  Basic................................................  $ (3.51) $ 3.81 $  0.57
  Diluted..............................................    (3.51)   0.25    0.10
Pro forma earnings per share:
  Basic................................................                  $  0.13
  Diluted..............................................                     0.10

   Due to their antidilutive effects, series A preferred stock and outstanding stock options to purchase shares of common stock were excluded from the computation of diluted (loss) per share for the fiscal year ended March 31, 1997.

12. Initial Public Offering

   On March 30, 1999, the board of directors of the Company authorized management to pursue an underwritten sale of shares of the Company's common stock in an initial public offering ("IPO") pursuant to the Securities Act of 1933. Upon closing of the IPO, all outstanding shares of the series A preferred stock will automatically convert into an aggregate of 8,700,000 shares of common stock.

13. Subsequent Events

   On May 17, 1999, the board of directors approved a 1.45 for 1 stock split in the form of a stock dividend to be effective immediately prior to the effectiveness of their initial public offering. All periods presented have been restated to reflect this stock split. Further, on May 17, 1999, the Company authorized an additional 1,160,000 shares to be issued under its stock option plan.

                                   ESPS, INC.

14. Pro Forma Information (unaudited)

   The pro forma financial statements include unaudited pro forma information as of March 31, 1999 to reflect the conversion of all outstanding shares of series A preferred stock into shares of common stock, upon consummation of the Company's IPO. This information does not give effect to the proceeds from the IPO.

[Graphic: The ESPS logo appears on a background depicting a spiral. The following text appears below the logo: "CoreDossier Enabling e-Compliance"]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 Shares


                                  Common Stock

                                --------------

                                   PROSPECTUS

                                --------------

                               Hambrecht & Quist

                         BancBoston Robertson Stephens

                           U.S. Bancorp Piper Jaffray

                           Charles Schwab & Co., Inc.

                                --------------

                                        , 1999

                                --------------

   You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

   Until    , 1999, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The expenses (other than underwriting discounts and commissions and the underwriters' non-accountable expense allowance) payable in connection with the sale of the common stock offered in this Registration Statement are as follows:

Securities and Exchange Commission registration fee.................. $   12,788
NASD filing fee......................................................      5,100
Nasdaq filing fee....................................................     95,000
Printing and engraving expenses......................................    175,000
Directors' and officers' liability insurance.........................    450,000
Legal fees and expenses..............................................    400,000
Accounting fees and expenses.........................................    450,000
Blue Sky fees and expenses (including legal fees)....................     10,000
Transfer agent and rights agent and registrar fees and expenses......     10,000
Miscellaneous........................................................     32,112
                                                                      ----------
    Total............................................................ $1,640,000
                                                                      ==========

   All expenses are estimated except for the SEC fee and the NASD fee.

Item 14. Indemnification of Directors and Officers

   ESPS's certificate of incorporation permits indemnification to the fullest extent permitted by Delaware law. ESPS's bylaws require ESPS to indemnify any person who was or is an authorized representative of ESPS, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of ESPS, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of ESPS and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceedings had no reasonable cause to believe such conduct was unlawful. ESPS shall also indemnify any person who was or is an authorized representative of ESPS and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of ESPS, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of ESPS, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to ESPS unless and only to the extent that the Delaware Court of chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the ESPS's bylaws as to expenses actually and reasonably incurred to the extent that an authorized representative of ESPS had been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of ESPS to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling ESPS pursuant to the foregoing provisions, ESPS has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. ESPS expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.

   The Underwriting Agreement provides that the underwriter is obligated, under certain circumstances, to indemnify directors, officers, and controlling persons of ESPS against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to Section 7 of the form of Underwriting Agreement which will be filed by amendment as Exhibit 1.1 to this Registration Statement.

Item 15. Recent Sales of Unregistered Securities

   In the preceding three years, ESPS has issued the following securities that were not registered under the Securities Act of 1933:

   In March 1997, ESPS sold 4,000,000 shares of series A preferred stock par value $.001 per share at a purchase price of $1.00 per share. All of such sales were made under the exemption from registration provided under Section 4(2) of the Securities Act of 1933.

   Since inception through April 30, 1999, ESPS has granted options to purchase a total of 6,498,706 shares of common stock at a weighted average exercise price of $1.34 per share under its 1995 stock incentive plan. In the past three years ESPS issued an aggregate of 2,624,390 shares of common stock par value $.001 per share upon the exercise of options granted under the 1995 stock incentive plan as follows:

               Shares                                 Exercise Price Per Share
               ------                                 ------------------------
              1,527,827                                         .07
              1,096,563                                         .08

   For a more detailed description of this plan, see "Management--Employee Benefit Plans" in this registration statement. In granting the options and selling the underlying securities upon exercise of the options, ESPS is relying upon exemptions from registration set forth in Rule 701 and Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits:

    Exhibit
    Number                              Description
    -------                             -----------
     1.1*   Form of Underwriting Agreement.
     3.1*   Form of Second Amended and Restated Certificate of Incorporation of
            the Company.
     3.2*   Form of Second Amended and Restated Bylaws of the Company.
     5.1*   Opinion of Morgan, Lewis & Bockius LLP.
    10.1+   1995 Stock Incentive Plan, as amended.
    10.2+   Lease between Maplewood Center Limited Partnership and the Company dated June 10, 1998.
    10.3+   ESPS Rights Agreement dated July 5, 1994.
    10.4+   License and Marketing Agreement between Adobe Systems Incorporated and the Company dated November 6, 1997.
    10.5#+  Value Added Reseller License Agreement between Versant Object
            Technology and the Company dated December 31, 1996.
    10.6+   Convertible Promissory Note between Adobe Ventures L.P. and the
            Company dated July 29, 1996.
    10.7+   Convertible Promissory Note between Adobe Ventures L.P. and the
            Company dated September 18, 1996.
    10.8+   Convertible Promissory Note between Adobe Ventures L.P. and the
            Company dated November 6, 1996.
    10.9+   Series A Preferred Stock Purchase Agreement between Adobe Ventures
            L.P., H&Q Investors L.P. and the Company.
    10.10+  ESPS, Inc. Employee Stock Purchase Plan.
    23.1    Consent of Ernst & Young LLP, Independent Auditors.
    23.2*   Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit
            5.1).
    24.1+   Power of Attorney (included on signature page).
    27.1    Financial Data Schedule.

--------------------
+ Previously filed.
* To be filed by amendment.

# We have requested confidential treatment of certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement has been filed separately with the Securities and Exchange Commission.

  (b) Financial Statement Schedules

   All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes (1) to provide to the underwriter at the closing specified in the standby underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Washington, Pennsylvania, on May 21, 1999.

                                          ESPS, Inc.

                                                  /s/ Terrence P. Brennan
                                          By: _________________________________
                                                    Terrence P. Brennan
                                                  Chief Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Terrence P. Brennan         President, Chief Executive    May 21, 1999
______________________________________  Officer and Director
         Terrence P. Brennan            (Principal Executive
                                        Officer)

       /s/ Leonard W. von Vital        Chief Financial Officer       May 21, 1999
______________________________________  (Principal Financial and
         Leonard W. von Vital           Accounting Officer)

                  *                    Director                      May 21, 1999
______________________________________
          Charles O. Heller

                  *                    Director                      May 21, 1999
______________________________________
      Christopher B. Hollenbeck

                  *                    Director                      May 21, 1999
______________________________________
           Michael J. Egan

    * /s/  Leonard W. von Vital                                      May 21, 1999
______________________________________
         Leonard W. von Vital
         As Attorney-in-Fact

                                 EXHIBIT INDEX

    Exhibit
    Number                              Description
    -------                             -----------
     1.1*   Form of Underwriting Agreement.
     3.1*   Form of Second Amended and Restated Certificate of Incorporation of
            the Company.
     3.2*   Form of Second Amended and Restated Bylaws of the Company.
     5.1*   Opinion of Morgan, Lewis & Bockius LLP.
    10.1+   1995 Stock Incentive Plan, as amended.
    10.2+   Lease between Maplewood Center Limited Partnership and the Company dated June 10, 1998.
    10.3+   ESPS Rights Agreement dated July 5, 1994.
    10.4+   License and Marketing Agreement between Adobe Systems Incorporated and the Company dated November 6, 1997.
    10.5#+  Value Added Reseller License Agreement between Versant Object
            Technology and the Company dated December 31, 1996.
    10.6+   Convertible Promissory Note between Adobe Ventures L.P. and the
            Company dated July 29, 1996.
    10.7+   Convertible Promissory Note between Adobe Ventures L.P. and the
            Company dated September 18, 1996.
    10.8+   Convertible Promissory Note between Adobe Ventures L.P. and the
            Company dated November 6, 1996.
    10.9+   Series A Preferred Stock Purchase Agreement between Adobe Ventures
            L.P., H&Q Investors L.P. and the Company.
    10.10+  ESPS, Inc. Employee Stock Purchase Plan.
    23.1    Consent of Ernst & Young LLP, Independent Auditors.
    23.2*   Consent of Morgan, Lewis & Bockius LLP (to be included in
            Exhibit 5.1).
    24.1+   Power of Attorney (included on signature page).
    27.1    Financial Data Schedule.

---------------------
+ Previously filed.
* To be filed by amendment.

# We have requested confidential treatment of certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement has been filed separately with the Securities and Exchange Commission.